EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

VERTEX ENERGY OPERATING, LLC

VERTEX REFINING OH, LLC

VERTEX ENERGY, INC.

AND

HEARTLAND GROUP HOLDINGS, LLC

DATED EFFECTIVE AS OF OCTOBER 21, 2014

Exhibit List:

Exhibit A	Closing Statement
Exhibit B	Escrow Agreement
Exhibit C	Bill of Sale
Exhibit D	Assignment and Assumption Agreement
Exhibit E	Trademark Assignment
Exhibit F	Noncompetition Agreement
Exhibit G	Form of Estoppel Certificate
Exhibit H	Certificate of Accredited Investor Status

Schedule List:

Schedule 1.01	EBITDA Profitability Model
Schedule 1.02	Required Capital Expenditures
Schedule 2.01(a)	Intellectual Property
Schedule 2.01(b)	Assumed/Excluded Contracts
Schedule 2.01(c)(ii)	Software
Schedule 2.01(d)	Personal Property
Schedule 2.01(g)	Vehicles
Schedule 2.03(l)	Excluded Assets
Schedule 5.05	Purchase Price Allocation
Schedule 6.02(d)	Required Consents
Schedule 6.02(e)	Due Diligence Matters
Schedule 7.03(a)	No Conflict
Schedule 7.03(b)	Required Consents
Schedule 7.04	Financial Statements
Schedule 7.05	Absence of Undisclosed Liabilities
Schedule 7.06	Absence of Certain Changes
Schedule 7.07(a)	Permits
Schedule 7.07(b)	Compliance with Laws
Schedule 7.08	Litigation and Proceedings
Schedule 7.09	Real Property
Schedule 7.11	Title to Assets
Schedule 7.12	Material Contracts
Schedule 7.13	Compliance with Environmental Laws
Schedule 7.14	Taxes
Schedule 7.15(a)	Employee Benefit Plans
Schedule 7.16(a)	Employees
Schedule 7.16(b)	Labor Matters
Schedule 7.17(a)	Intellectual Property
Schedule 7.17(b)	Licenses
Schedule 7.18	Insurance
Schedule 7.19	Certain Transactions
Schedule 7.20	Customers and Suppliers
Schedule 7.22	Warranties; Products
Schedule 9.08(a)	Employee Offers

i

Schedule 9.15	Landlord Estoppel Certificates
Schedule 9.16	Capital Projects

ii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into effective as of October 21, 2014 by and among VERTEX ENERGY OPERATING, LLC, a Texas limited liability company ("Vertex"), VERTEX REFINING OH, LLC, an Ohio limited liability company and a wholly-owned subsidiary of Vertex ("Buyer"), VERTEX ENERGY, INC., a Nevada corporation and the owner of 100% of the outstanding equity interests in Vertex ("Parent"), and HEARTLAND GROUP HOLDINGS, LLC, a Delaware limited liability company ("Seller"). Certain capitalized terms used herein but not otherwise defined shall have the meanings set forth in Section 1.01.

RECITALS

A.           Seller is engaged in the business of operating an oil re-refinery and, in connection therewith, collecting, aggregating and purchasing used lubricating oils and re-refining such oils into processed oils and other products for the distribution, supply and sale to end-customers (the "Business").

B.           Subject to the terms and conditions of this Agreement (including the representations and warranties provided herein): (1) Seller will sell to Buyer and Buyer will purchase and acquire from Seller substantially all of the assets, rights and claims owned, utilized or held for use by Seller in the operation of the Business on an "as is", "where is" and "with all faults" basis; and (2) Buyer will assume, and Seller has agreed to assign to Buyer, Seller's rights and obligations under the Assumed Liabilities (as defined below) (collectively, the "Transactions").

AGREEMENTS

In consideration of the foregoing recitals and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.             Defined Terms; Construction.

1.01           Defined Terms.  In addition to the terms defined elsewhere in this Agreement, the following terms used in this Agreement shall have the following meanings:

"Acquisition Proposal" is defined in Section 9.03.

"Affiliate" means with respect to any Person (including Buyer or Seller), any person or entity that controls, is controlled by, or is under common control with, such other person or entity, including any partnership or joint venture in which such Person (either alone, or through or together with any other Subsidiaries) has, directly or indirectly, an equity interest of 50% or more.  For purposes of this definition, "control" (including the terms "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of equity interests or as trustee or executor, by Contract or credit arrangement or otherwise.

"Agreement" is defined in the Preamble.

"Ancillary Agreements" means, with respect to any Party, the agreements, documents and instruments to be executed and delivered by such Party pursuant to this Agreement.

"Arbitrating Accountant" is defined in Section 5.02(c).

"Assignment and Assumption Agreement" is defined in Section 6.02(g)(v).

"Assumed Contracts" is defined in Section 2.01(b).

"Assumed Liabilities" is defined in Section 3.01.

"Balance Sheet Date" is defined in Section 7.04(a).

"Bankruptcy and Equity Exception" is defined in Section 7.02.

"Basket" is defined in Section 11.05(b).

"Bill of Sale" is defined in Section 6.02(g)(iv).

"Business" is defined in Recital A above.

"Business Day" means any day other than a Saturday or Sunday or any other day on which commercial banks in Houston, Texas are authorized or required by applicable Law to close.

"Business Intellectual Property" means all Intellectual Property owned, held or used by Seller which is related to or necessary for the operation of the Business.

"Buyer" is defined in the Preamble.

"Buyer Indemnified Parties" is defined in Section 11.02.

"Cash and Cash Equivalents" means the sum of the fair market value of all cash and cash equivalents (including marketable securities, foreign exchange contracts and short term investments) of Seller as of immediately prior to the Closing, plus all deposited but uncleared bank deposits, and less the face amount of any checks of Seller outstanding as of the Closing.

"CERCLA" means the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., as amended.

"Claim" means any claim (including any product liability, malpractice or errors or omission claim), demand, complaint, cause of action, investigation, inquiry, suit, action, hearing, notice of violation or legal, administrative, arbitrative or other proceeding, and, for purposes hereof, Claim as it relates to the Business includes the Facility Claim.

"Claim Notice" is defined in Section 11.03(a).

"Closing" is defined in Section 4.

"Closing Date" is defined in Section 4.

"Closing Purchase Price" is defined in Section 5.01.

"Closing Statement" is defined in Section 5.03(a)(i).

"Closing Stock Consideration" means 1,039,637 shares of the Vertex Common Stock.

"Code" means the Internal Revenue Code of 1986, as amended, and the regulations, rulings and forms issued thereunder.

"Consulting Agreement" means that consulting agreement entered into effective as of July 28, 2014 by and between Seller and Vertex.

"Contingent Payment(s)" is defined in Section 5.04.

"Contingent Payment Statement(s)" is defined in Section 5.04(b).

"Contract" means: (a) all written contracts, agreements, leases and licenses,  to which Seller is a party or by which Seller or the Business is bound; (b) all written sales orders and purchase orders relating to the sale of products to customers of the Business to which Seller is a party or by which Seller or the Business is bound; (c) that portion of any unfilled written purchase orders, unfilled written purchase contracts, written quotations or written bids for raw materials, Inventory and supplies ordered for the Business to which Seller is a party or by which Seller or the Business is bound; and (d) any other agreement, contract, lease (whether related to real property or personal property), license or any other legally binding obligation of Seller or the Business.

"Debt" means the aggregate amount of any Liability of Seller as of immediately prior to the Closing for the following:  (a) borrowed money, including current and long-term portions of bank debt, mortgages, shareholder, member or equity owner loans and other loans, unpaid installment obligations, make-whole payments, notes payable and negative cash balances; (b) installment purchases of real or personal property; (c) capital leases (as defined by GAAP); (d) reimbursement obligations under letters of credit; (e) any and all amounts owed by Seller to any of its Affiliates, (other than compensation payable to employees arising in the Ordinary Course of Business); and (f) any indebtedness evidenced by a promissory note, bond, debenture or similar instrument.  Without limitation of the foregoing, "Debt" includes (i) any and all amounts necessary to retire such indebtedness, including principal or scheduled payments, accrued interest or finance charges, and other fees, penalties or payments necessary to retire the indebtedness at Closing and (ii) any indebtedness that constitutes a Guarantee by Seller or that is recourse to Seller or any of its assets or that is otherwise the legal liability of Seller or the Business that is secured in whole or in part by any of the assets of Seller or the Business.

"Disclosure Schedule" or "Schedule" is defined in Section 12.01.

"Earnout Period" means the full consecutive twelve month period beginning on the first day of the first full calendar month commencing on or after the first (1st) anniversary of the Closing Date and ending on the last day of the twelfth calendar month in such twelve consecutive month period.

"EBITDA" means the net income generated by the operation of the Business by Buyer during the Earnout Period, before deductions for interest expense, income Taxes, depreciation and amortization, in each case as determined in accordance with GAAP as consistently applied by the Business; provided, however: (i) in no event shall the administrative burden allocated to the Business during the Earnout Period exceed $2,650,000 as calculated in accordance with Vertex's profitability model attached hereto at Schedule 1.01; and (ii) EBITDA shall be adjusted (upward or downward, as the case may be) for unusual and nonrecurring items, including, without limitation, extraordinary items of gain or loss, as such term shall be defined by GAAP, or any gains, losses or profits realized from the sale of any assets other than in the Ordinary Course of Business.

"Effective Time" means 12:01 a.m. (central time) on the Closing Date.

"Effectiveness Date" is defined in Section 9.18(a)(i).

"Employee Benefit Plan" means any Pension Plan, Welfare Plan or Fringe Benefit Plan, whether written or oral and whether qualified or non-qualified.

"Employees" is defined in Section 7.16(a).

"Encumbrance" means any claim, condition, equitable interest, lien, security interest, pledge, option, right of first refusal, or right of first option or similar restriction, including any restriction on use, voting, transfer, receipt of income, or the right to exercise any other attribute of ownership (but not including any transfer restrictions imposed by federal and state securities laws), easement, mortgage, charge, indenture, deed of trust, right of way, encroachment, security agreement or any other encumbrance on the use of real or personal property.

"Environmental Conditions" means all (y) recognized environmental conditions in violation of Environmental Laws either identified by the Phase I environmental site assessments disclosed to Buyer (or its Affiliate) by Seller (or its Affiliate), or obtained by Buyer (or its Affiliate) in connection with the transactions contemplated hereby with respect to any portion of the Real Property or any Phase II environmental site assessment disclosed to Buyer (or its Affiliate) by Seller (or its Affiliate) or obtained by Buyer (or its Affiliate) with respect to any portion of the Real Property or (z) any required Remedial Actions existing as of the Effective Time.

"Environmental Laws" means all applicable federal, state and local Laws and all binding determinations, Orders, permits, licenses, injunctions, writs, decrees or rulings of any Governmental Authority, relative to or that govern or purport to govern air quality, soil quality, water quality, sub-slab and indoor contaminant air vapors, wetlands, natural resources, solid waste, hazardous waste, hazardous or toxic substances (including Hazardous Substances), pollution or the protection of public health, human health or the environment, including CERCLA, the Hazardous Materials Transportation Act (49 U.S.C. § 1801), the Federal Water Pollution Control Act (33 U.S.C. § 1251, et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f, et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901, et seq.), the Clean Air Act (42 U.S.C. § 7401, et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601, et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136, et seq.), and the Occupational Safety and Health Act of 1970 (29 U.S.C. § 651, et seq.), as each of these laws have been amended from time to time and any analogous or related statutes and regulations.

"Environmental Permits" mean all Permits which are required under, or are issued by a Governmental Authority pursuant to, Environmental Laws for the occupation of the Real Property, the operation of the Business or the use of the Purchased Assets or other assets of the Business.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, or any successor law, and the rules, regulations, and forms promulgated thereunder.

"ERISA Affiliate" means any entity (whether or not incorporated) which is or was, together with Seller, treated as a single employer under Section 414(b), (c), (m), or (o) of the Code.

"Escrow Account" is defined in Section 5.03(b).

"Escrow Agent" is defined in Section 5.03(b).

"Escrow Agreement" is defined in Section 5.03(b).

"Escrow Amount" is defined in Section 5.03(b).

"Escrow Period" is defined in Section 5.03(b).

"Escrow Reference Price" means the ten-day volume weighted average price per share for the Vertex Common Stock ending on and including the trading day immediately preceding the date of a Claim Notice or Third Party Claim Notice provided by a Buyer Indemnified Party to Seller and which Escrow Reference Price shall be set forth in such notice.

"Exchange Act" means the Securities Exchange Act of 1934 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

"Excluded Assets" is defined in Section 2.03.

"Excluded Liabilities" is defined in Section 3.02.

"Facility Claim" is defined in Section 3.02(h).

"Files and Records" means each and all of the records, documents, data, books, software programs and such programs' documentation and licenses (to the extent a Purchased Asset and to the extent transferrable), supplier, dealer and customer lists, purchase orders, operating data, order and payment files and history, invoices, drawings, blueprints, schematics and financial information of Seller or which relate to the Business or the Purchased Assets and all personnel records relating to employees of the Business who become Transferred Employees hereunder to the extent transferable under applicable law.

"Financial Statements" is defined in Section 7.04.

"Fringe Benefit Plan" means any fringe benefit plan under Code Sections 125, 127, 129, 132, or 137 and any bonus, incentive compensation, deferred compensation, restricted stock, other stock-based incentive, salary continuation, bonus plan, employment-related change in control benefit, retention agreement and any other payment or benefit which is not within the meaning of a Pension Plan or Welfare Plan.  The term "Fringe Benefit Plan" shall also include any terminated fringe benefit plan previously maintained, sponsored or contributed to by Seller or any ERISA Affiliate which, as of the date of this Agreement, has not distributed all of its assets or satisfied all of its Liabilities.

"Fundamental Representations" is defined in Section 11.05(a)(i).

"GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.

"Governmental Authority" means any federal, state, county, municipal, foreign, international or other governmental or quasi-governmental department, commission, board, court, bureau, agency or instrumentality, any arbitration panel or alternative dispute resolution body, or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

"Guarantee" means, with respect to any Person, (a) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Debt or other obligation of any other Person (except for endorsement of drafts for deposit and collection in the Ordinary Course of Business), or (b) any other arrangement whereby credit is extended to any other Person on the basis of any promise or undertaking of such Person (i) to pay the Debt of such other Person, (ii) to purchase or lease assets under circumstances that would enable such other Person to discharge one or more of its obligations, or (iii) to maintain the capital, working capital, solvency or general financial condition of such other Person.

"Hazardous Activity" means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use of a Hazardous Substance and any other related or similar activity regulated under any Environment Law.

"Hazardous Substances" means hazardous substances as that term is defined in CERCLA, solid waste, hazardous waste and any other individual or class of pollutants, contaminants, toxins, chemicals, substances, wastes or materials in their solid, liquid or gaseous phase, defined, listed, designated, regulated, classified or identified under any Environmental Law. This definition of Hazardous Substances includes asbestos and asbestos–containing materials, mold, fungus, bacteria, radioactive materials and polychlorinated biphenyls.

"Indemnified Party" is defined in Section 11.03(a).

"Indemnifying Party" is defined in Section 11.03(a).

"Intellectual Property" means all rights in intellectual property of any type throughout the world, including rights arising from or in respect of the following:  (a) foreign or domestic patents, including design patents and utility patents; (b) trademarks, service marks, trade names, trade dress, brand names, and other indicia of source of origin, whether or not registered, logos, Internet domain names, web sites, URLs and goodwill associated therewith; (c) all published and unpublished works of authorship, copyrights (registered or unregistered), databases, , programs and other software (d) all trade secrets, inventions (whether patentable or unpatentable and whether or not reduced to practice) and all improvements thereto, technology, formulas, know-how, goodwill, confidential information, tangible and intangible proprietary information or materials, including, production processes and techniques, research and development information, technology, drawings, specifications, designs, plans, proposals and technical data; and (e) without limitation, all applications filed, applications to be filed, renewals, reissues, reexaminations, divisionals, continuations, continuations in part, extensions and registrations relating to any of the foregoing clauses (a)-(d) above; and (f) the right and power to assert, defend and recover title to any of the foregoing and all rights to assert, defend, and recover for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any of the foregoing.

"Interim Balance Sheet" is defined in Section 7.04(b).

"Interim Balance Sheet Date" is defined in Section 7.04(b).

"Inventory" is defined in Section 2.01(f).

"Inventory Target" is defined in Section 5.02(a)(i).

"IRS" means the United States Internal Revenue Service.

"Laws" means all laws, common laws, statutes, ordinances, codes, rules, regulations, judgments, decrees and orders of Governmental Authorities, including Environmental Laws.

"Leased Assets" is defined in Section 2.01.

"Liability" means any direct or indirect obligation, indebtedness, commitment, expense, Claim, deficiency, Guarantee, endorsement, Debt or other liability of any kind, whether known or unknown, direct or indirect, accrued or unaccrued, absolute or contingent, disputed or undisputed.

"Licensed Assets" is defined in Section 2.01.

"Losses" means any cost, loss, Liability, obligation, cause of action, damage (including incidental or consequential damages), deficiency, expense (including costs of investigation and defense and reasonable fees and expenses of attorneys, accountants and other professional advisors), fine, fee, penalty, judgment, award or assessment or any diminution of value.

"Material Adverse Effect" means any change, event, development or occurrence, individually or with all other changes, events, developments or occurrences, that has or is reasonably likely to, (a) have a material adverse effect on the business, prospects, assets, results of operations or financial condition of (x) Seller, (y) the Business or (z) the Purchased Assets or (b) prevent or materially delay consummation of the purchase and sale contemplated hereby or otherwise prevent Seller from performing its obligations under this Agreement on a timely basis in any material respect; provided, however, none of the changes, events, developments or occurrences arising out of, resulting from or attributable to the following shall be taken into account in determining whether there has been a Material Adverse Effect:  (i) changes in conditions in the United States or the capital or financial markets or the world economy generally which do not have a disproportionately adverse effect on Seller and the Business relative to their industry peers; (ii) changes in general legal or regulatory conditions or changes in GAAP that, in each case, do not have a disproportionate impact on Seller and the Business relative to their industry peers; (iii) acts of God or any hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities (provided that the Business is not disproportionately affected relative to industry peers); and (iv) the taking of any action contemplated by this Agreement or the Ancillary Agreements.

"Material Contract(s)" is defined in Section 7.12.

"NASDAQ Capital Market" means the NASDAQ Capital Market marketplace operated by The NASDAQ OMX Group, Inc.

"Non-Assignable Assets" is defined in Section 2.02.

"Noncompetition Agreement" is defined in Section 6.02(g)(ix).

"Ohio Loan" means the amount owed by Seller under that certain Loan Agreement between the Director of Development of the State of Ohio and Seller (as successor to Heartland Refinery Group LLC) dated as of April 30, 2009 (and any note issued pursuant thereto).

"Order(s)" is defined in Section 7.03(a).

"Ordinary Course of Business" means the ordinary course of business consistent with past customs and practices of Seller with respect to the Business (including with respect to quantity and frequency).

"Organizational Documents" shall mean, as applicable with respect to the appropriate entity: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate or articles of limited partnership of a limited partnership; (iv) the limited liability partnership agreement and the certificate or articles of limited liability partnership of a limited liability partnership; (v) the operating agreement or limited liability company agreement and the articles of organization or certificate of formation of a limited liability company; (vi) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (vii) any amendment to any of the foregoing.

"Owned Assets" is defined in Section 2.01.

"Parent" is defined in the Preamble.

"Party" or "Parties" means Vertex, Buyer, Parent and Seller, as the case may be.

"Pension Plan" means each "employee pension benefit plan" as defined in Section 3(2) of ERISA.  The term "Pension Plan" includes an "employee pension benefit plan" which is subject to an exemption under ERISA.  The term "Pension Plan" shall also include any terminated "employee pension benefit plan" previously maintained, sponsored, or contributed to by Seller or an ERISA Affiliate which, as of the date hereof, has not distributed all of its assets in full satisfaction of accrued benefits or satisfied all of its Liabilities.

"Permits" mean all licenses, permits, approvals, registrations, certifications, consents, listings and authorizations (and any applications for the foregoing) issued by a Governmental Authority or other certification body.

"Permitted Encumbrances" mean (a) liens created by or resulting from the actions of Buyer or its Affiliates, (b) statutory and contractual landlord liens incurred in the Ordinary Course of Business for sums not yet due and payable, (c) liens for Taxes not yet due and payable, (d) statutory mechanic's liens and materialmen's liens for services or materials and similar statutory liens for amounts arising in the Ordinary Course of Business that are not yet due and payable and which are incident to construction and maintenance of real property, (e) liens securing Assumed Liabilities, (f) statutory liens of warehousemen and carriers and similar statutory liens securing obligations arising in the Ordinary Course of Business that are not yet due and payable and (g) Encumbrances expressly contemplated by the terms and conditions of any Assumed Contract.

"Person" means any individual or any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization, and the heirs, executors, administrators, legal representatives, successors and assigns of such "Person" where the context so permits.

"Personal Property" means all fixed assets, machinery, computer hardware, hydrotreating units, equipment, specifications, spare parts, tooling, tools, dies, molds, test equipment, furniture, furnishings, fixtures, leasehold improvements, trailers, patterns, and all other tangible personal property, other than Inventory.

"Proceeding" means (i) any Claim, cause of action or other proceeding before or filed with a Governmental Authority, (ii) any investigation, inquiry, charge or audit by a Governmental Authority or (iii) any Order.

"Protest Notice" is defined in Section 5.04(c).

"Purchase Price" is defined in Section 5.01.

"Purchased Assets" is defined in Section 2.01.

"Real Property" is defined in Section 7.09.

"Receivables" mean all billed and unbilled notes, drafts, and accounts/trade receivable and other rights to payment from any third party and the full benefit of all security for such accounts or rights to payment, including all amounts held in trust or escrow, of Seller or which are generated by operation of the Business by Seller prior to the Effective Time.

"Registered Shares" is defined in Section 9.18(a)(i).

"Registration Statement" is defined in Section 9.18(a)(i).

"Release" means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, leeching, migration, transporting, placing and the like, including the moving of any materials through, into or upon, any land, building surface, soil, surface water, ground water or air, or otherwise entering into the environment.

"Remedial Action" means any reasonable action to: (i) investigate, study, monitor, clean up, remove, treat, encapsulate, transport, dispose of or in any other way address any Hazardous Substance, including, but not limited to, risk assessments and pilot treatment or feasibility studies; (ii) prevent the Release or threatened Release, or minimize the further Release of any Hazardous Substance; or (iii) bring the existing operations of the Business into compliance with Environmental Laws or any Environmental Permit.

"Required Capital Expenditures" shall mean those required capital expenditures set forth on Schedule 1.02 hereto which the Parties agree are necessary to be made at Seller's refinery located in Columbus, Ohio to enable the refinery to operate on a full time basis throughout the year and which capital expenditures will be undertaken and paid for by Buyer in its reasonable discretion, subject to Buyer's offset right as set forth in Section 5.04(a)(iv). Schedule 1.02 shall in reasonable detail identify the required capital expenditures and the expected cost thereof).

"Rule 144" means Rule 144 as promulgated by the SEC under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the SEC.

"SEC" means the U. S. Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

"Seller" is defined in the Preamble.

"Seller's Knowledge" means the actual knowledge of a particular fact or other matter by Robert N. Schlott, Charles P. Downey,  James A. Douglas and Lance Butler (without, except in the event of fraud, imputing personal liability on the account of such persons); and the knowledge that such persons should have assuming that such persons had conducted a reasonable inquiry (including but not limited to inquiry to Seller's majority equity holder's General Counsel and Seller's Chief Financial Officer) or investigation regarding the subject matter at issue.

"Seller Indemnified Parties" is defined in Section 11.01.

"Selling Group" is defined in Section 9.03.

"Share Reference Price" means the ten-day volume weighted average price for the Vertex Common Stock ending on and including July 21, 2014, which the Parties agree equals $8.7838 per share of Vertex Common Stock.

"Subsidiary" means with respect to any Person, (i) any corporation at least a majority of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more of its subsidiaries, or by such Person and one or more of its subsidiaries, (ii) any general partnership, joint venture, limited liability company, statutory trust, or other entity, at least a majority of the outstanding partnership, membership, or other similar equity interests of which shall at the time be owned by such Person, or by one or more of its subsidiaries, or by such Person and one or more of its subsidiaries, and (iii) any limited partnership of which such Person or any of its subsidiaries is a general partner.  For the purposes of this definition, "voting stock" means shares, interests, participations, or other equivalents of the equity interests (however designated) in such Person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such Person, other than shares, interests, participations, or other equivalents having such power only by reason of the occurrence of a contingency.

"Survey" is defined in Section 9.20(c).

"Taxes" means:  (a) taxes and similar charges, fees, duties or other assessments, including income tax, excise tax, net worth tax, alternative minimum tax, property tax, ad valorem tax, sales tax, use tax, gross receipts tax, franchise or capital tax, occupation tax, windfall profit tax, withholding tax, social security and unemployment taxes or similar charges or contributions imposed on or measured by wages, capital gains tax, dividend withholding tax, value added tax, any liability under any state abandoned or unclaimed property, escheat or similar Law, addition to tax, customs and other import and export duties, excise duties, stamp duty, capital duty imposed by any Law or any Governmental Authority; (b) any Liability for the payment of any Tax described in subsection (a) above as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby Liability for payment of such amounts was determined or taken into account with reference to the Liability of any other entity; (c) any Liability or payment to another party in connection with any Tax described in subsection (a) above pursuant to an agreement, indemnity stipulated by Law or by Contract or other similar arrangement; (d) any penalty, fine, surcharge, interest, charges or costs payable in connection with any Tax within the meaning of subsections (a), (b) or (c) above, including any penalty, fine, surcharge, interest, charges or costs payable in connection with the violation of any Law in relation to transfer pricing documentation; or (e) any Liability for the payment of any Tax described in subsection (a), (b), (c) or (d) above as a successor or transferee.

"Tax Returns" mean any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

"Third Party Claim" is defined in Section 11.03(b).

"Third Party Claim Notice" is defined in Section 11.03(b)(i).

"Title Commitments" is defined in Section 9.20(a).

"Title Company" is defined in Section 9.20(a).

"Title Defects" is defined in Section 9.20(a).

"Trademark Assignment" is defined in Section 6.02(g)(viii).

"Transaction Expenses" mean any Liability or obligation of either Party arising in connection with this Agreement or the transactions contemplated by this Agreement (including, but not limited to, fees, costs and expenses relating to the drafting, negotiation, execution and delivery of this Agreement), including (a) any investment banking fees, financial advisory fees, brokerage fees, commissions, finder's fees, attorneys' fees and expenses, accountants' fees and expenses, electronic data room fees and expenses or similar fees incurred by such Party, (b) all amounts related to any obligation of a Party to pay any Person consideration in connection with the closing of the Transactions, including under any incentive compensation plan, equity appreciation rights plan or agreement, employment agreement, deferred compensation plan or agreement, supplemental executive compensation agreement, phantom equity plan or agreement, sale, "stay-around," "change-in-control," retention, or similar bonuses or payments to current or former directors, officers, employees and consultants or any other similar arrangement, and (c) any employment and related Taxes imposed on a Party in connection with the payment of any of the obligations pursuant to clause (b) of the foregoing items.  Notwithstanding the foregoing, , Transaction Expenses shall not include any fees, costs and expenses of a Party or such Party's Affiliates incurred in connection with the Transactions, which this Agreement specifically allocates to another Party or such other Party's Affiliates.

"Transactions" is defined in Recital B above.

"Transfer" is defined in Section 9.18(b).

"Transferred Employee" is defined in Section 9.08(a).

"Transfer Restrictions" is defined in Section 9.18(c).

"Vertex" is defined in the Preamble.

"Vertex Common Stock" means the common stock of Parent, par value $0.001 per share.

"Vertex Required Statutory Approval" is defined in Section 8.04(a).

"VWAP" means the volume-weighted average of the regular session closing prices per share of the Vertex Common Stock on the NASDAQ Capital Market for the ten (10) consecutive trading days commencing on the trading day immediately following the last day of the Earnout Period and ending on such tenth trading day thereafter.

"Welfare Plan" means each "employee welfare plan" as defined in ERISA Section 3(1), including medical reimbursement benefits provided under a Fringe Benefit Plan subject to Code Section 125 and health reimbursement arrangements.  The term "Welfare Plan" includes an "employee welfare plan" which is subject to an exemption under ERISA.  The term "Welfare Plan" shall include any terminated "employee welfare plan" previously maintained, sponsored, or contributed to by Seller or any ERISA Affiliate which, as of the date hereof, has not distributed all of its assets or satisfied all of its Liabilities.

1.02          Construction.  The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Party.  Unless the context otherwise requires, as used in this Agreement:  (a) an accounting term not otherwise defined herein has the meaning ascribed to it in accordance with GAAP as in effect on the Closing Date; (b) "including" and its variants mean "including, without limitation" and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) the terms "hereof," "herein," "hereby," "hereto," and derivative or similar words refer to this entire Agreement, including the Schedules hereto; (e) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms; (f) references to "dollars" or "$" in this Agreement shall mean United States dollars; (g) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (h) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts, contract rights and real and personal property; (i) reference to a particular statute, regulation or Law means such statute, regulation or Law as amended or otherwise modified from time to time prior to the date hereof (or, if the Closing occurs, prior to the Closing Date); and (j) all Sections, Articles, Schedules and Exhibits referred to herein are, respectively, Sections and Articles of, and Schedules and Exhibits to, this Agreement.

2.           Purchase and Sale of Assets.

2.01          Purchased Assets.  Subject to the terms and conditions of this Agreement and except for the Excluded Assets, at the Closing Seller agrees to sell, convey, transfer, assign and deliver to Buyer, free and clear of all Encumbrances (except Permitted Encumbrances), and Buyer agrees to purchase and accept from Seller at the Closing all of the  claims, rights, interests and assets (of every kind, nature, character and description, tangible and intangible, whether real, personal or mixed, whether accrued, contingent or otherwise, wherever located) owned, utilized, or held for use by Seller and used in the operation of the Business or which (subject to the Excluded Assets) are otherwise necessary for the operation of the Business, as such purchased assets exist as of the Effective Time (collectively, the "Purchased Assets").  The Purchased Assets owned by Seller are referred to as the "Owned Assets", the Purchased Assets leased by Seller as lessee are referred to as the "Leased Assets," and the Purchased Assets licensed by Seller as licensee are referred to as the "Licensed Assets."  Except for the Excluded Assets, the Purchased Assets shall include:

(a)           Intellectual Property.  All Business Intellectual Property owned, leased or licensed by Seller which is used in the Business, including the names "Heartland Group," "Heartland Refinery" and "Heartland Petroleum," together with all income, royalties, damages and payments due or payable to Seller (including damages and payments for past infringements, misappropriations or other violations thereof) and the rights to sue and collect damages for infringements, misappropriations or other violations thereof (subject to Seller's right to retain any rights to pursue any such Claims to the extent related to its indemnification obligations hereunder), and any corresponding, equivalent or counterpart rights, title or interest that now exist or may be secured hereafter anywhere in the world with respect to such Business Intellectual Property, and all copies and tangible embodiments of the foregoing, including the Business Intellectual Property listed on Schedule 2.01(a).

(b)           Contracts and Leases.  All rights of Seller under the following Contracts:

(i)           all Contracts (including purchase orders) entered into in the Ordinary Course of Business with customers or distributors for the sale of the products and services of the Business or with the vendors and suppliers of the Business for the purchase of raw materials, Inventory and other components used by Seller in operating the Business; and

(ii)           all other Contracts, agreements and commitments of the Business that are listed on Schedule 2.01(b) under the heading "Assumed Contracts."

The Contracts referred to in subsections (i) and (ii), of this Section 2.01(b) are referred to herein as the "Assumed Contracts."  The Assumed Contracts shall not include, however, and Buyer shall not assume, any of the Contracts listed on Schedule 2.01(b) under the heading "Excluded Contracts" or any other Contract which is not an Assumed Contract (collectively the "Excluded Contracts").

(c)           Files and Records; Software.

(i)           All Files and Records of Seller which are used in, necessary for or otherwise related to the operation of the Business, including all advertising and marketing materials, mailing lists, customer base information, sales literature, brochures, hand-outs, sales sheets, operation and service manuals, assembly drawings, test procedures and the like of Seller, including those related to any Transferred Employee, except to the extent transfer and sale is prohibited by applicable Law; and

(ii)           Other than with respect to the ERP system used by the Business or any software jointly used by the Business and by the Seller's majority equity owner in its other businesses which software is excluded from this Agreement, all computer software (to the extent transferrable) [a] owned exclusively by Seller and used solely by Seller in the operation of the Business whether in object code or source code, electronic data processing systems, processing techniques, formulae, algorithms, flow charts, and all documentation and work papers related thereto, whether in digital or hard copy format, whether relating to finished products, products under development or research and [b] to the extent assignable, licensed exclusively by Seller from third parties and which is used exclusively by Seller in the operation of the Business, all as listed on Schedule 2.01(c)(ii).

(d)           Personal Property.  All Personal Property of Seller, including the Personal Property described on Schedule 2.01(d).

(e)           Permits. To the extent assignable under applicable Law, all of Seller's rights in all Permits (including Environmental Permits) issued to or held by Seller, including all such items which are listed on Schedule 7.07(a).

(f)           Inventory. All inventory, including all finished goods inventory, work-in-process, raw materials, service parts and supplies (and other consumable items, including any chemicals used in the Business to process used motor oil) of the Business, wherever located (the "Inventory").

(g)           Vehicles.  All automobiles, trucks, tractors, automotive equipment and other vehicles owned, leased or used by Seller in operating the Business, including those listed on Schedule 2.01(g).

(h)           Real Property.  All of Seller's right, title and interest in (i) any owned Real Property, and all interest in all land, buildings, structures and improvements thereon and (ii) any leased Real Property (including its leasehold right, title and interest in and thereto), together with its leasehold interest in all buildings, structures, improvements and fixtures thereon and rights, title and interest thereto.

(i)           Rights under Insurance Policies.  Except with respect to any proceeds payable as a result of the Facility Claim, to the extent assignable, all of Seller's right to pursue Claims against the applicable insurer arising under the insurance policies listed on Schedule 7.18, to the extent arising in connection with the Purchased Assets or the Assumed Liabilities.

(j)           Other Assets.  All other assets of Seller used the Business, except to the extent specifically listed as an Excluded Asset.

2.02          Non-Assignable Assets. In those cases where any of the Purchased Assets are not by their terms assignable or which require the consent of a third party in connection with the transactions contemplated by this Agreement, Seller shall, prior to and after the applicable Closing Date, use its reasonable best efforts, and Buyer shall cooperate in all reasonable respects with Seller, to obtain all consents and waivers and to resolve all impracticalities of assignments and transfers necessary to convey any such Owned Assets to Buyer or give Buyer the right to any Leased Assets or Licensed Assets pursuant to the terms of any such leases or licenses covering the Leased Assets or the Licensed Assets, respectively.  Anything contained herein to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any of the Purchased Assets if any actual or attempted assignment or transfer thereof without the consent of any party thereto other than Seller or any of its Affiliates would constitute a breach thereof or otherwise not be permitted under applicable Law, increase any obligation of Seller thereunder in any material respect or create any additional material obligation of Seller thereunder ("Non-Assignable Assets"). If any such consent or approval is not obtained prior to the Closing, then Seller agrees to cooperate with Buyer in any reasonable arrangement, but without additional cost or expense to Seller,  designed to provide for Buyer the benefits intended to be assigned to Buyer under the relevant Non-Assignable Asset, including enforcement, at the cost and for the account of Buyer, of any and all rights of Seller against the other party or person thereto arising out of the breach or cancellation thereof by such other party or otherwise.  If and to the extent that such arrangement cannot be made (as reasonably determined by the parties), then Buyer, upon written notice to Seller, shall have no obligation with respect to any Contract underlying such Non-Assignable Asset and any such Contract shall not be deemed to be assigned hereunder.

2.03          Excluded Assets.  Notwithstanding anything contained herein to the contrary, the following rights and assets of Seller shall be excluded from the transactions contemplated by this Agreement, shall not be transferred to Buyer, and shall be retained by Seller (collectively, the "Excluded Assets"):

(a)           all Cash and Cash Equivalents on hand at the Effective Time and all member advances or notes receivable from any equity owner that is owing to Seller as of the Effective Time;

(b)           all Receivables of Seller generated by operation of the Business prior to the Effective Time;

(c)           all prepaid rent, utilities, deposits (including equipment lease deposits) and other prepaid items of Seller generated by Seller's operation of the Business prior to the Effective Time;

(d)           all refunds, claims, causes of action, rights of recovery, rights of set off and rights of recoupment of Seller that are related to the operation of the Business by Seller prior to the Effective Time;

(e)           the equity or capital accounts of Seller and Seller's Organizational Documents, minute books, equity ledger or record books, company seal and tax records;

(f)           any Files and Records relating to the Transferred Employees of Seller, to the extent transfer and sale is prohibited by applicable Law;

(g)           except as otherwise provided herein, all claims and rights to receive Tax refunds, credits and benefits relating to the operation or ownership of the Business or the Purchased Assets for any Tax period ending on or prior to the Closing Date together with any net deferred Tax assets;

(h)           Seller's rights under this Agreement and the Ancillary Agreements;

(i)           the Excluded Contracts and all rights of Seller under the Excluded Contracts;

(j)           all employee benefit plans, programs, arrangements and other commitments of Seller relating to Employees, whether written or oral, express or implied and any trusts, insurance arrangements or other assets held pursuant to, or set aside to fund the obligations under any such employee benefit plans, except to the extent listed as an Assumed Contract;

(k)           any assets which are used by Seller in the operation of the Business and that are used more than incidentally by Seller’s majority equity owner  in the operation of its other businesses; and

(l)           any interest of Seller or the Business in the real estate and personal property located at 628 Keen Street, Zanesville, Ohio 43701 and any other asset described on Schedule 2.03(l).

3.           Assumption of Liabilities.

3.01           Assumed Liabilities. At the Closing, subject to the terms and conditions of this Agreement and as partial consideration for the purchase of the Purchased Assets, Buyer shall assume and agree to pay, perform and discharge as and when due, only the following Liabilities of Seller (collectively, the "Assumed Liabilities"):

(a)           any Transaction Expenses of Buyer; and

(b)           all Liabilities of the Business to the extent arising after the Closing under the Assumed Contracts, but only to the extent such Assumed Contracts are properly and effectively assigned to Buyer; provided, however, Buyer shall not assume or be responsible for any Liability arising out of the breach, nonperformance or defective performance by Seller of any such Assumed Contracts.

Buyer shall not be liable for any other matter, fact, event, condition or circumstance occurring or existing on or prior to the Effective Time unless such items are otherwise Assumed Liabilities under this Section 3.01.

3.02          Excluded Liabilities.  Except for the Assumed Liabilities, Buyer shall not assume, and shall not be obligated to pay, perform or discharge any Liabilities of Seller, which Liabilities shall be retained by Seller and shall hereafter be referred to as the "Excluded Liabilities."  The Parties acknowledge and agree that the Liabilities assumed by Buyer under this Agreement shall consist of only those Assumed Liabilities as of the Effective Time described in Section 3.01 and shall not include any other Liabilities of Seller which are not specifically enumerated in Section 3.01.  For the sake of clarity, and without limiting the generality of the foregoing, "Excluded Liabilities" include the following:

(a)           any Transaction Expenses of Seller and all Seller Debt;

(b)           all of the accounts payable, accrued liabilities and accrued expenses of Seller or the Business which relate to the periods prior to the Effective Time;

(c)           any federal, state or local income, (including bulk sales), use, employment or other Tax Liabilities of Seller;

(d)           any Liability of Seller to any equity owner or other Affiliate of Seller;

(e)           any Liability relating to an Excluded Asset;

(f)           any Liabilities of Seller to the extent arising prior to the Closing for accrued wages, employee bonuses, accrued vacation pay, paid time off, sick pay, severance pay and other employee-related compensation and benefits which are related to any employee of the Business or any employee of Seller (regardless of whether such employee is a Transferred Employee hereunder);

(g)           any Liabilities or obligations relating to an Employee Benefit Plan, including any Liabilities under any employee stock incentive plan or similar employee compensation arrangement for employees or former employees of Seller (including, without limitation, any phantom stock grant, retention bonus arrangement or deal bonus arrangement) to the extent not arising post-Closing under an Assumed Contract; and

(h)           any Liabilities and obligations of Seller or its Affiliates related to any Proceeding and any Liabilities and obligations of Seller or its Affiliates arising out of or resulting from their compliance or noncompliance with any applicable Laws or any Environmental Laws, including, without limitation, any Liabilities and obligations related to or arising out of the following Proceedings or Claims: the fire occurring at Seller's facility in Columbus, Ohio in July, 2014 and any Claims brought or Losses asserted by any Person (including any Government Authority or employee) related thereto, whether as a result of a violation of Law, personal injury, property damage or otherwise (collectively, and any Claims related thereto, the "Facility Claim").

4.           Closing.  Unless this Agreement shall have been terminated pursuant to Section 10.01, but subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Vertex located at 1331 Gemini Street, Suite 250, Houston, Texas 77058, or remotely by mail, facsimile, e-mail and/or wire transfer, in each case to the extent acceptable to the Parties hereto, or at such other place as is mutually acceptable to the Parties on or before the later of October 31, 2014 or the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Section 6 (excluding conditions that, by their terms, cannot be satisfied until the Closing Date but subject to the satisfaction or waiver of such conditions at the Closing), or on such other date as is mutually acceptable to the Parties.  Except as otherwise provided in this Agreement, the failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place specified herein will not relieve any Party of any obligation under this Agreement.  The date on which the Closing occurs is referred to as the "Closing Date".  The Closing shall be effective as of the Effective Time.

5.           Purchase Price.

5.01          Amount.  In consideration of Seller's sale, assignment and transfer of the Purchased Assets and the performance by it of all of the terms, covenants and provisions of this Agreement on its part to be kept and performed, at the Closing Buyer shall (a) assume the Assumed Liabilities, and (b) pay Seller a purchase price equal to $8,276,792 (the "Closing Purchase Price"), which amount is subject to adjustment as provided in Section 5.02.  The Closing Purchase Price shall be paid to the persons identified in, and subject to the provisions of, Section 5.03.  The sum of the Closing Purchase Price (as adjusted pursuant to Section 5.02), and the Contingent Payments, to the extent earned, shall be referred to herein collectively as the "Purchase Price."

5.02          Adjustments to Closing Consideration.

(a)           Closing.

(i)           As of the Effective Time, Seller shall deliver to Buyer the number of gallons of the following categories of Inventory set forth in the table below for the Business (in each case, as applicable, the "Inventory Target"). For purposes of determining whether the applicable Inventory Target is met only on spec and/or saleable Inventory shall be counted.

Product	Number of Gallons
Raw Materials
Bulk Black Oil (UMO) at refinery	800,000

Work-In-Process
VGO (CEP & IT tanks)	60,000

Finished Goods
HL150 (Base Oil)	30,000
Fuel#4	57,000
Transoil	50,000
Used A/F	30,000

By-Products
Lightends	10,000
Asphalt	12,000

(ii)           Subject to Seller's obligation to operate the Business in the Ordinary Course of Business as provided in Section 9.01(a), additionally, as of the Effective Time, Seller shall deliver to Buyer the then current amount of chemicals owned by the Seller and used in the Business to process used motor oil.

(iii)           For the purpose of determining the level of each category of Inventory noted in the table as set forth in Section 5.02(a)(i) above, at Buyer's expense and election, Buyer and Seller shall jointly conduct (and Seller shall cooperate in all reasonable respects with Buyer) a separate physical inventory as of an agreed upon date and time (within 5 calendar days prior to the Closing Date) of each of the categories of Inventory set forth in the table above (the "Closing Physical Inventory"). Representatives of Buyer and Seller and their respective accountants and other representatives shall be entitled to observe such Closing Physical Inventory (and each Party shall have reasonable advance written notice thereof) and Buyer shall have reasonable access to the facilities, books and records of Seller and the Business for the purpose of conducting the Closing Physical Inventory.

(iv)           Based upon the preliminary results of the Closing Physical Inventory, the Parties shall in good faith estimate the amount or value of such surplus or deficiency for each category of Inventory at the time of the Closing and, in the event that such estimate results in the amount of such category of Inventory being greater or less than the applicable Inventory Target, then the applicable Party (Buyer or Seller, as applicable) shall, in accordance with the Closing Statement, pay such adjustment (with Seller paying any such deficiency and Buyer paying any such excess) at the Closing in cash by wire transfer of immediately available funds to the account designated by Buyer or Seller, as applicable, to such other Party as a result of such estimated amounts.

(v)           For purposes of determining the value of the positive or negative adjustment, if applicable, for each category of Inventory as a result of the number of gallons of such category being greater or less than the applicable Inventory Target, the Parties agree that the value per gallon of each such category of Inventory shall equal the average cost per gallon for such category of Inventory during the five (5) consecutive Business Days ending on and including the Business Day immediately preceding the Closing Date.

(b)           Post-Closing Adjustment to the Closing Consideration.

(i)           Additionally, following the Closing the Parties shall, within sixty (60) calendar days after the Closing, confirm, based upon the Closing Physical Inventory, the actual level of each applicable category of Inventory present at Closing and, as a result of such confirmation, further adjust, if needed, the Closing Purchase Price as set forth in this Section. In the event that the Closing Physical Inventory indicates that the actual level of an applicable category of Inventory results in the number of gallons of such Inventory being greater or less than the applicable Inventory Target, then the Parties, shall adjust the Closing Purchase Price by the amount by which the particular category of the Closing Physical Inventory is greater or less than the applicable Inventory Target by adjusting the amount of the cash payment that should have been made at Closing, upwards or downwards, as the case may be, and by using the value per gallon for each category of Inventory as is established in Section 5.02(a)(v) above.

(ii)           As a result of this post-Closing confirmation of the amount of each applicable category of Inventory, [a] if Seller received too much cash at Closing, then Seller shall repay such excess amount to Buyer by wire transferring immediately available funds to Buyer the amount of such excess and [b] if Seller is entitled to additional consideration as a result of the adjustment provided herein, then Buyer shall pay by wire transfer of immediately available funds to the account(s) designated by Seller such additional consideration.

(c)           Disputes.  If Seller and Buyer cannot agree on the determination of the value of the applicable categories of Inventory for the Business acquired by Buyer as provided in this Section 5.02 within sixty (60) calendar days after the Closing, then either Buyer or Seller may promptly thereafter cause a nationally recognized and mutually acceptable third party accounting firm (the "Arbitrating Accountant") to promptly review this Agreement and the disputed items or amounts in determining the value of the applicable disputed category of such Inventory of the Business acquired by Buyer at Closing.  Within thirty (30) calendar days after submission to the Arbitrating Accountant for resolution, Buyer and Seller shall each indicate in writing their position on each disputed matter and each such Party's determination of the amounts in dispute, with all submissions to the Arbitrating Accountant concurrently copied to the other Parties.  The Arbitrating Accountant shall make a written determination on each disputed matter no later than forty-five (45) calendar days after submission to the Arbitrating Accountant for resolution and such determination will be conclusive and binding upon Buyer and Seller with respect to that disputed matter.  Buyer and Seller shall cooperate in all reasonable respects, and shall cause their respective representatives to cooperate in all reasonable respects, in good faith with the Arbitrating Accountant and its agents and representatives in connection with any engagement of the Arbitrating Accountant hereunder, including, without limitation, by signing the engagement letter or retainer letter, if any, reasonably requested by the Arbitrating Accountant.  The fees and expenses of the Arbitrating Accountant incurred in the resolution of such dispute shall be shared equally by Buyer and Seller provided that if the Arbitrating Accountant determines in good faith that a Party has adopted a position or positions with respect to the determination of the applicable category of Inventory under this Section 5.02 that is frivolous or clearly without merit, then the Arbitrating Accountant shall assign a greater portion of any such fees and expenses to such Party, with such additional allocation being determined in good faith by the Arbitrating Accountant at the time the determination of the Arbitrating Accountant is rendered on the merits.

5.03          Closing Payments.

(a)           Payments to Seller.

(i)           Closing Stock Consideration. At the Closing, Buyer shall pay Seller in connection with the sale and transfer of the Purchased Assets of Seller as set forth in the funds flow and closing statement substantially in the form of the attached Exhibit A (the "Closing Statement")), the Closing Purchase Price as follows:

[a]           Parent shall issue the Closing Stock Consideration to Seller by delivery of one or more stock certificates representing the shares of Vertex Common Stock comprising in the aggregate the Closing Stock Consideration due hereunder.  The Closing Stock Consideration shall be registered in the name of Seller (and Seller shall provide the Parent, its legal counsel and transfer agent such information as is reasonably requested by such parties to facilitate the issuance of the shares evidencing such Closing Stock Consideration), and shall bear the legends and restrictions, as applicable, as are set forth in Section 9.18 below; and

[b]           Parent shall issue the Escrow Amount in shares of the Vertex Common Stock, represented by three separate stock certificates in the face amount of 50,000 shares each, which shall be deposited with the Escrow Agent as provided by Section 5.03(b) below.

(ii)           Interim Funding Payment. As provided by and subject to the provisions of Section 9.16(b), and pursuant to the terms of the Consulting Agreement, Buyer has agreed to reimburse Seller for its operating losses during the period from July 16, 2014 through the earlier of the Closing or the termination of this Agreement as provided in Section 10 without the occurrence of the Closing.  Accordingly, in addition to the issuance of the Closing Stock Consideration and the deposit of the Escrow Amount with the Escrow Agent, at the Closing, Buyer shall pay, by wire transfer of immediately available funds to an account designated by Seller prior to the Closing, the aggregate amount of such operating losses as were incurred by Seller during such period.  Seller shall provide Buyer, within a reasonable period of time prior to the Closing, such reasonable documentation and support evidencing the amount due from Buyer to Seller under this Section and Seller shall further provide Buyer with reasonable access to Seller's books and records for purposes of verifying such amount.

(b)           Escrow. At Closing, Buyer shall deposit an aggregate amount equal to 150,000 shares of Vertex Common Stock (the "Escrow Amount"), by delivery of three (3) separate stock certificates each representing 50,000 shares of the Vertex Common Stock and comprising in total the Escrow Amount due hereunder to be deposited into an escrow account (the "Escrow Account") established with U.S. Bank National Association (the "Escrow Agent"), pursuant to the terms and conditions set forth in the escrow agreement substantially in the form attached hereto as Exhibit B (the "Escrow Agreement") to be entered into at the Closing by Buyer, Seller and the Escrow Agent.  The shares of Vertex Common Stock deposited into the Escrow Account shall be registered in the name of Seller (and Seller shall provide the Parent, its legal counsel and transfer agent such information as is reasonably requested by such parties to facilitate the issuance of the shares evidencing such Escrow Amount), and shall bear the legends and restrictions, as applicable, set forth in Section 9.18 below. The Escrow Agreement shall, among other things, provide that (1) the Escrow Amount shall be available to indemnify the Buyer Indemnified Parties for such Losses set forth in Section 11.02 of  this Agreement or any downward adjustment in the Purchase Price as result of the Inventory adjustments contemplated by Section 5.02 above, and (2) any remaining Escrow Amount (including any interest and other earnings thereon), less any amount related to any then outstanding claims for Losses set forth Section 11.02 of this Agreement (including those that are final and liquidated and those that are not final and liquidated), shall be paid to Seller on the twenty four (24) month anniversary of the Closing Date (such period of time from the Closing until the twenty four (24) month anniversary of the Closing Date is referred to herein as the "Escrow Period").  For all purposes of this Section 5.03(b) and for Section 11 (including in connection with the payment or satisfaction of any indemnification of the Buyer Indemnified Parties for such Losses set forth in Section 11.02 of  this Agreement), to the extent such shares of Vertex Common Stock and not cash are used by Seller to satisfy any indemnity claims for Losses under Section 11.02 of this Agreement of the Buyer Indemnified Parties hereunder, the per share value of the Vertex Common Stock in the Escrow Account shall be equal to the Escrow Reference Price so that each share of Vertex Common Stock used to satisfy any indemnity Claims of the Buyer Indemnified Parties shall represent a dollar value equal to the Escrow Reference Price.  During the Escrow Period, but subject to the transfer restrictions contemplated by Section 9.18(b) below, Seller, in its sole discretion and irrespective of the then current market price of the Vertex Common Stock,  shall be entitled to receive a single stock certificate representing 50,000 shares of Vertex Common Stock, up to a total of 150,000 shares of Vertex Common Stock (or three separate stock certificates in total), upon each deposit into the Escrow Account (by wire transfer of immediately available funds) of cash totaling $333,333 and Parent and Buyer shall cooperate in all reasonable respects with Seller in connection therewith, including complying with any reasonable requests of the Escrow Agent and Parent's transfer agent in connection therewith.  Further, Seller shall be entitled (and Parent and Buyer shall cooperate in all reasonable respects with Seller with respect thereto) to request a distribution from the Escrow Account for any cash or cash equivalent amounts in the Escrow Account that exceed $1,000,000.

(c)           Transaction Expenses.  Seller or its Affiliate (and not Buyer or its Affiliates) shall be responsible for paying all Transaction Expenses incurred by Seller and its Affiliates.

(d)           Ohio Loan.  At the time of the Closing, the parties agree that the Ohio Loan, and each and every other Encumbrance on the Purchased Assets (other than a Permitted Encumbrance) shall not be Assumed Liabilities but shall be fully paid off and satisfied at the Closing by Seller.  Without limiting the foregoing, the Parties acknowledge and agree that Seller or its Affiliates (and not Buyer or its Affiliates) shall be responsible for paying all Debt evidenced or secured by such Encumbrances, including by way of example and not limitation the Ohio Loan.

5.04           Contingent Consideration. Subject to the provisions of Section 11.08, Buyer may be obligated to make additional payments to Seller as set forth in this Section 5.04 (each a "Contingent Payment" and collectively, the "Contingent Payments").

(a)           EBITDA Earnout.

(i)           During the Earnout Period, in the event the Business achieves an EBITDA level of at least $1,650,000, then Buyer shall pay to Seller  a Contingent Payment equal to the amount set forth in the table set forth below, which amount shall be paid by Buyer to Seller 50% in cash and 50% in shares of Vertex Common Stock.  If earned, Buyer and Vertex shall direct Parent to issue Seller that number of shares of Vertex Common Stock (rounded to the nearest whole share) equal to the amount of the Contingent Payment earned multiplied by 50% and then dividing that amount by the VWAP.  Buyer shall be deemed to have issued such shares to Seller upon delivery of a stock certificate issued to Seller representing such aggregate number of shares of Vertex Common Stock due hereunder.

EBITDA for period	Contingent Payment
Less than $1,650,000	$0
At least $1,650,000	$4,138,396
More than $1,650,000 up to the targeted EBITDA of $3,300,000	Additional $4,138,396, pro-rated as set forth in Section 5.04(a)(ii)

(ii)           In the event that the EBITDA for the Business is at least $1,650,000, then the amount of the Contingent Payment shall be $4,138,396 (the "First Tier Contingent Payment").  In addition, in the event that the EBITDA for the Business exceeds $1,650,000, then an additional Contingent Payment of up to $4,138,396 shall be due to Seller (the "Second Tier Contingent Payment").  The Second Tier Contingent Payment shall be calculated by determining the percentage by which the amount of such EBITDA exceeds the minimum threshold of $1,650,000 but is less than the maximum EBITDA threshold of $3,300,000 and then multiplying that percentage by the maximum amount of the Second Tier Contingent Payment of $4,138,396.  By way of example, if the EBITDA for the Earnout Period equals, $3,000,000, then the total Contingent Payment that is earned shall equal $7,524,356 (e.g., the First Tier Contingent Payment of $4,138,396 plus the Second Tier Contingent Payment of $3,385,960 (($1,350,000/$1,650,000) * $4,138,396)).

(iii)           Notwithstanding anything herein to the contrary, the maximum aggregate amount of the Contingent Payment that Buyer shall be obligated to pay Seller hereunder shall not exceed $8,276,792.

(iv)           The Parties agree and acknowledge that the Required Capital Expenditures will be undertaken and paid for by Buyer in its reasonable discretion.  Notwithstanding anything herein to the contrary, Buyer shall be entitled to reduce or offset any Contingent Payment earned by Seller hereunder (through a reduction in the aggregate amount due hereunder as the Contingent Payment and with such reduction being applied equally to the amount of cash and number of shares of Vertex Common Stock due hereunder) by two-thirds of the cumulative total of the Required Capital Expenditures incurred at Seller's refining facility in Columbus, Ohio which are paid or funded by Buyer (or its Affiliate) after the Closing; provided, however, in no event shall such offset or reduction exceed $866,667.  In the event the amount of the Contingent Payment earned hereunder is not sufficient to cover such foregoing offset or reduction amount, Buyer shall not, in any manner, be entitled to pursue or seek payment of any deficiency from Seller or any of its Affiliates for any Required Capital Expenditure incurred and paid for or funded by Buyer (or its Affiliate).

(b)           Contingent Payment Statements.  At such time as the financial results for the portion of the Business conducted by Buyer are finalized and released, but in no event later than one hundred twenty (120) days following the end of the Earnout Period, Buyer shall furnish to Seller a written statement (the "Contingent Payment Statement") accounting for, and describing in reasonable detail, the EBITDA during the Earnout Period, and setting forth the amount, if any, of the Contingent Payment due hereunder with respect to the Earnout Period.

(c)           Review Procedure.  Seller and its representatives shall have the right to review the books and records of the Business at its expense, under customary and reasonable confidentiality obligations (to be given by Seller and its representatives in favor of Buyer) for the sole purpose of determining whether a Contingent Payment is due under the terms of this Agreement, and Buyer will provide reasonable access, for a reasonable period of time, during normal business hours for the purpose of such review.  Such review may be initiated only during the thirty (30) day period immediately following receipt by Seller of the Contingent Payment Statement and shall complete such review by the date which is the later of (i) thirty (30) days after the receipt of or access to the requested books and records and (ii) sixty (60) days after the receipt of the Contingent Payment Statement (the "Review Period").  Such review shall be conducted upon reasonable advance notice and in a manner which will not unreasonably interfere with the conduct of the Business.  In addition to access to the requested books and records set forth above, Buyer shall make available to Seller and its representatives as reasonably necessary after receipt of Seller's request for review, its employees and officers, and provide access to the books and records of the Business (including work papers, schedules, memoranda and other documents), and all other information reasonably necessary to make a determination of whether a Contingent Payment is due hereunder.  If, following the conclusion of the  Review Period by Seller or its representatives, Seller disputes the Contingent Payment Statement, Seller may, within twenty (20) days following the end of the Review Period,  deliver a notice (a "Protest Notice") to Buyer setting forth any such disagreement, which notice shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted, and shall be delivered only if (and to the extent that) Seller reasonably and in good faith concludes that Buyer's determination as to whether a Contingent Payment is due hereunder, or the calculation of the amount of such Contingent Payment has not been determined in accordance with the guidelines and procedures set forth in this Agreement, or otherwise contains a manifest error.  Buyer and Seller will use commercially reasonable efforts to resolve any disagreements as to the calculation of the EBITDA and whether and in what amount a Contingent Payment is due hereunder. In the event Buyer and Seller do not obtain a final resolution within twenty (20) days after Buyer's receipt of the Protest Notice, Buyer and Seller may seek such available remedies pursuant to the terms of this Agreement, which may include appointing the Arbitrating Accountant to render a decision on such dispute. Any such appointment shall follow the same procedures for its appointment as provided in Section 5.02(c) above.  If Seller does not deliver the Protest Notice during such 20-day period following the end of the Review Period, then Seller shall be deemed to have accepted the Contingent Payment Statement.

(d)           Payment.  In the event that a Contingent Payment is due hereunder, within five (5) Business Days after the final determination of the amount of the Contingent Payment, Buyer shall (i) pay 50% of the amount of the Contingent Payment to Seller via wire transfer of immediately available funds to the account designated by Seller to Buyer and (ii) Parent shall pay the remaining 50% of the amount of such Contingent Payment by issuing the applicable number of shares of Vertex Common Stock (rounded to the nearest whole share) to Seller by the giving of an irrevocable instruction to the transfer agent of Parent to issue to Seller (or a permitted assignee subject to Section 9.18(g) below) a stock certificate(s) representing in the aggregate the number of shares of Vertex Common Stock due hereunder. Payment of such cash and stock consideration shall occur within such five (5) Business Day period referred to above after the earlier to occur of [a] conclusive determination of the amount of the Contingent Payment in accordance with the terms and conditions of this Agreement or [b] deemed acceptance of the amount of the Contingent Payment due to the failure to deliver a Protest Notice.  The portion of the Contingent Payment paid in shares of Vertex Common Stock shall be registered in the name of Seller (or a permitted assignee subject to Section 9.18(g) below), and such shares of Vertex Common Stock, and the stock certificates representing such shares, shall bear the legends and restrictions set forth in Section 9.18 below.

(e)           Operation of the Business During the Earnout Period. Buyer shall operate the Business acquired hereunder as a separate subsidiary entity through the end of the Earnout Period and shall maintain separate accounting books and records during such period.  During the period beginning at the Closing and ending at the end of the Earnout Period, Buyer agrees (i) to operate the Business in a manner not intentionally designed to reduce or eliminate the amount of the Contingent Payments, but with due regard for practical business considerations, including with respect to profitability criteria, (ii) to provide products and services to customers and clients of the Business on terms, provisions, pricing, timeliness and quality of service comparable to that provided to the applicable Vertex customers generally, and (iii) to not divert sales generation efforts with clients and customers of the Business away from the Business and its sales channels with the principal intent of reducing or eliminating the Contingent Payment. Seller agrees that the restrictions stated in this paragraph are limited by the reasonable good faith business considerations of Buyer with respect to the operation of the Business and the ownership and use of the Purchased Assets. Nothing herein shall constitute an obligation on the part of Buyer to acquire any additional equipment or make any predetermined level of capital expenditures in anticipation of, or during, the Earnout Period.  In addition, at all times beginning at the date of Closing and continuing through the end of the Earnout Period, Buyer shall provide Seller with monthly financial reports containing sufficient information and data to allow Seller to determine the then current status of the amount of the earn out as of the date of such reports. Seller acknowledges that as a result of disclosure of such financial information contemplated under this Section, it (and its Affiliates) may, from time to time, have material, nonpublic information concerning Parent. Accordingly, Seller confirms that it and its Affiliates are aware that (a) the United States securities laws may prohibit a person who has material, nonpublic information from purchasing or selling securities of any company, including Parent, to which such information relates and (b) material nonpublic information shall not be communicated to any other person except as permitted by Parent.

5.05          Allocation.  The Parties shall allocate the consideration paid hereunder (including the Assumed Liabilities to the extent required by applicable Law) among the Purchased Assets using the methodology set forth on Schedule 5.05 attached hereto.  Unless otherwise required by applicable Law, Buyer and Seller agree to utilize such values for all Tax purposes, including for purposes of filing IRS Form 8594 and all other Tax Returns filed by each of them. None of the Parties will voluntarily take any position inconsistent therewith upon examination of any such Tax Return, in any Proceeding or otherwise with respect to such Tax Returns. The Parties each agree to provide the other promptly with any other information required to complete Form 8594.  Any Contingent Payment made by Buyer to Seller hereunder shall be allocated by Seller and Buyer to goodwill.

5.06          Adjustments to Prevent Dilution.  Notwithstanding anything to the contrary in this Agreement, if, after the date hereof, and prior to the Closing, the issued and outstanding Vertex Common Stock: (i) shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or other similar transaction, including by way of example and not limitation any distribution of cash or property or any redemption of outstanding shares of Vertex Common Stock, then the Closing Stock Consideration and the Vertex Common Stock to be issued as the Escrow Amount, and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide to Seller the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Closing Stock Consideration and the number of shares of Vertex Common Stock to be issued as the Escrow Amount, or other dependent item, as applicable, subject to further adjustment for any subsequent such event in accordance with this Section 5.06.

6.           Conditions Precedent to the Parties' Obligations.

6.01          Conditions to Obligations of Each Party.  The respective obligations of each Party to effect the purchase and sale contemplated hereby shall be subject to the satisfaction at or prior to Closing of each of the following conditions:

(a)           Regulatory Approvals.  All (i) applicable waiting periods under any Law, Order or administrative or judicial doctrine that is designed or intended to prohibit, restrict or regulate investment or actions having the purpose or effect of monopolization or restraint of trade or lessening of competition applicable to the transactions contemplated hereby shall have expired or been terminated, and (ii) all actions, permits and approvals by or in respect of, and all registrations and filings with, any Governmental Authority that are required to permit the consummation of the transactions contemplated hereby, including all actions, permits, approvals, registrations and filings necessary under any such regulatory Law, Order or administrative or judicial doctrine, shall have been taken, made or obtained and shall remain in full force and effect.

(b)           No Injunctions or Regulatory Restraints.  No Law or Order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated, adopted, issued or enforced by any Governmental Authority that is then in effect and has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting the consummation of the transactions contemplated hereby.

(c)           Legal Proceedings.  No Governmental Authority shall have notified any Party to this Agreement that such Governmental Authority intends to commence proceedings to restrain or prohibit or otherwise materially change the transactions contemplated hereby or force rescission, unless such Governmental Authority shall have withdrawn such notice and abandoned any such proceedings prior to the time which otherwise would have been the Closing.

6.02          Additional Conditions to Obligations of Buyer.  The obligations of Buyer to effect the purchase of the Purchased Assets and assumption of the Assumed Liabilities and the consummation of the other transactions contemplated by this Agreement are also subject to the satisfaction at or prior to Closing of each of the following conditions (any of which may be waived by Buyer in its sole discretion):

(a)           Representations and Warranties.  Each of the representations and warranties made by Seller and, solely with respect to Sections 7.01 and 7.02, Warren Distribution, Inc. a Nebraska corporation ("Warren"), set forth in this Agreement that are qualified by materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, in each case as of the date hereof and at and as of the Closing Date as if made or given on the Closing Date (except for representations and warranties that are made expressly as of a specific date, which representations and warranties, if qualified by materiality, shall be true and correct in all respects, and if not qualified by materiality, shall be true and correct in all material respects, as of such date).

(b)           Agreements and Covenants.  Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)           No Seller Material Adverse Effect.  Since the date of this Agreement (i) no event, change, effect, condition, fact or circumstance shall have occurred which has a Material Adverse Effect and (ii) no event, change, effect, condition, fact or circumstance shall have occurred that would reasonably be expected to have or result in a Material Adverse Effect.

(d)           Consents and Waivers Obtained.  All necessary consents, waivers, assignments, approvals (including those of Governmental Authorities), Permits, authorizations, orders or certificates set forth on Schedule 6.02(d) that are required to be obtained by Seller for the closing of the transactions contemplated by this Agreement or required for the valid assignment of the Permits shall have been received or obtained.

(e)           Due Diligence.  Buyer shall have completed its legal and business due diligence review of the items set forth on Schedule 6.02(e) which review shall have been reasonably satisfactory to Buyer in its sole discretion.

(f)           Lenders' Consent.  Buyer shall have obtained the consent of Goldman Sachs Bank USA (or its Affiliate) and Bank of America, N.A. and its shall have obtained the agreement of Goldman Sachs Bank USA (or its Affiliate) and Bank of America, N.A. (or another lender reasonably acceptable to Buyer) to extend the existing credit facilities of such parties and the Buyer to the assets and operation of the Business, on terms and conditions reasonably satisfactory to Buyer in its sole discretion.

(g)           Other Documents to be Delivered by Seller. At the Closing, Seller shall deliver to Buyer the following documents, in each case duly executed or otherwise in proper form:

(i)           A certificate signed by a duly authorized officer of Seller dated as of the Closing Date certifying [a] that the conditions set forth in Sections 6.02(a), (b) and (c) above have been satisfied as of the Closing Date; and [b] the resolutions duly adopted by Seller's management body approving the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Seller is a party and the consummation of the transactions contemplated hereby and thereby, and that such resolutions have not been amended and remain in full force and effect on the Closing Date.

(ii)           A certificate of current status or good standing, as applicable, dated not more than ten (10) calendar days prior to the Closing Date, attesting to the good standing of Seller under the laws of its jurisdiction of formation and each other jurisdiction in which it is qualified to do business.

(iii)           The Escrow Agreement, duly executed by Seller and the Escrow Agent.

(iv)           A general Bill of Sale in substantially the form attached hereto as Exhibit C (the "Bill of Sale"), duly executed by Seller.

(v)           An Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit D (the "Assignment and Assumption Agreement"), duly executed by Seller.

(vi)           Except with respect to any Assumed Liability, if applicable, (A) releases of mortgages, liens and/or financing statements to reflect the termination of any Encumbrances (except Permitted Encumbrances) against, or security interest in or mortgage on, any of the Purchased Assets being transferred at Closing or (B) payoff letters evidencing that upon payment in full of the Debt and/or Liabilities underlying such Encumbrances on such Purchased Assets, to which payment shall occur on or before the applicable Closing Date, the holders of any such Encumbrances shall release, or authorize Seller and/or its agents, to release or otherwise terminate any such Encumbrances on such Purchased Assets.

(vii)           Executed assignments or other documents reasonably requested by Buyer to transfer to Buyer Seller's rights of registration and/or ownership of each uniform resource locator or domain name used or held for use in the Business.

(viii)           An assignment of trademarks in substantially the form of Exhibit E attached hereto (the "Trademark Assignment"), duly executed by Seller.

(ix)           A noncompetition agreement in substantially the form attached hereto as Exhibit F (the "Noncompetition Agreement"), duly executed by Robert N. Schlott.  In addition, at Buyer's option, Seller will, to the extent assignable, assign the employment agreements of Erica Snedegar, William R. Snedegar and/or Robert J. Snedegar to Buyer.

(x)           Assignment of all assignable Permits of Seller, including Environmental Permits, and issuance of each Permit (including Environmental Permits) that is not assignable and which Buyer determines are necessary for it to operate the Business.

(xi)           The Estoppel Certificates referenced in Section 9.15 below.

(xii)           Articles of Amendment to the Organizational Documents of Seller, duly executed by Seller and in proper form for filing with the applicable Governmental Authority(ies), changing the name of Seller to a name that is not similar to and does not contain any confusingly similar words as Seller's current name.

(xiii)           Customary lien waivers and supporting documentation evidencing the waiver of any Claims by third parties with respect to any construction or related work performed with respect to the owned Real Property during a reasonable period of time prior to Closing.

(xiv)           The following documents with respect to each item of the owned Real Property:  a general warranty deed in customary form conveying good, marketable title to such owned Real Property; closing statements; certification of payment or required payoffs for all taxes, assessments, utilities, charges, judgments, liens and mortgages, due and payable as of the Effective Time that affect such owned Real Property; transfer tax returns or declarations; title insurance policies and customary owner's affidavits and any and all other documents, supporting documentation, certifications, affidavits and other documents described in Section 9.21 or that counsel for Buyer or the Title Company may reasonably request to consummate the transactions contemplated by this Agreement.

(xv)           Buyer shall have received such other documents as Buyer may reasonably request for the purpose of vesting in Buyer good and valid title to the Purchased Assets free and clear of all Encumbrances (other than Permitted Encumbrances) or otherwise facilitating the consummation or performance of any of the transactions contemplated by this Agreement.

6.03          Additional Conditions to Obligations of Seller.  The obligations of Seller to effect the sale of the Purchased Assets and assignment of the Assumed Liabilities and the consummation of the other transactions contemplated by this Agreement are also subject to the satisfaction at or prior to Closing of each of the following conditions (any of which may be waived by Seller in its sole discretion):

(a)           Representations and Warranties.  Each of the representations and warranties made by Vertex and Buyer in this Agreement that are qualified by materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case at and as of the applicable Closing Date as if made or given on such Closing Date (except for representations and warranties that are made expressly as of a specific date, which representations and warranties, if qualified by materiality, shall be true and correct in all respects, and if not qualified by materiality, shall be true and correct in all material respects, as of such date).

(b)           Agreements and Covenants.  Buyer and Vertex shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing.

(c)           Payment of Amounts.  Buyer shall, all in accordance with the Closing Statement, have caused Parent to issue the Closing Stock Consideration to Seller and shall have made the other payments as contemplated by and in accordance with the provisions of Section 5.03 and the Closing Statement.

(d)           Lender's Consent.  Seller shall have obtained the consent of its lender, U.S. Bank, N.A. to the transactions contemplated hereby on terms and conditions reasonably satisfactory to Seller in its sole discretion.

(e)           Deliveries by Buyer at or Prior to the Applicable Closing.  Buyer shall have delivered or caused to be delivered to Seller the following items at or prior to the Closing, in each case duly executed or otherwise in proper form:

(i)           A certificate signed by a duly authorized officer of Buyer and Vertex dated as of the Closing Date certifying [a] that the conditions set forth in Sections 6.03(a) and (b) above have been satisfied as of the Closing Date; and [b] the resolutions duly adopted by the management body of Buyer and Vertex approving the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby, and that such resolutions have not been amended and remain in full force and effect on the Closing Date.

(ii)           A certificate, dated not earlier than ten (10) calendar days prior to the Closing Date, of the Governmental Authority of the jurisdiction in which Buyer and Vertex are organized stating that Buyer is in good standing or has comparable active status in such jurisdiction.

(iii)           The Assignment and Assumption Agreement, duly executed by Buyer.

(iv)           The Escrow Agreement, duly executed by Buyer and the Escrow Agent.

(v)           The Trademark Assignment, duly executed by Buyer.

(vi)           The Noncompetition Agreement, duly executed by Buyer.

(vii)           Seller shall have received such other documents as they may reasonably request for the purpose of facilitating the consummation or performance of any of the transactions contemplated by this Agreement.

6.04          Frustration of Closing Conditions.  Neither Vertex and Buyer, on the one hand, nor Seller, on the other hand, may rely on the failure of any condition set forth in this Section 6 to be satisfied if the principal cause of the failure of the condition to be satisfied was such Person's failure to act in good faith or comply in any material respect with any material provision of this Agreement.

7.           Representations and Warranties of Seller.  Except as set forth in the Disclosure Schedule, Seller and solely with respect to Section 7.01 and 7.02, Warren, represent and warrant to Buyer, as of the date hereof and as of the Closing Date, as follows:

7.01          Organization and Qualification. Seller and Warren represent and warrant that: (a) Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware; (b) Seller has the requisite power and authority to own, operate and lease its properties and carry on its business as now conducted; and (c) Seller is duly qualified or licensed as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that have not had and would not reasonably be expected to have a Material Adverse Effect.

7.02          Authorization of Agreement; Validity of Agreement; Necessary Action.  Seller and Warren represent and warrant that: (a) Seller has all necessary or requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions provided for herein and therein; (b) the execution and delivery by Seller of this Agreement and each Ancillary Agreement to which it is a party and the performance by Seller of the obligations to be performed hereunder and thereunder have been duly authorized by all necessary action of Seller and no other proceedings on the part of Seller  are necessary to authorize this Agreement or to consummate the transactions contemplated hereby; and (c) this Agreement and each Ancillary Agreement to which Seller  is a party has been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery by the other Parties thereto, constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium, and other similar laws affecting the rights and remedies of creditors generally and by general principles of equity (including the availability of specific performance or injunctive relief and the application of concepts of materiality, reasonableness, good faith and fair dealing) (the "Bankruptcy and Equity Exception").

7.03          No Conflict; Required Consents and Filings.

(a)           Except as set forth on Schedule 7.03(a), the execution and delivery of this Agreement or the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby (i) will not violate any Law or any order, binding determination, writ, injunction, judgment, plan, stipulation or decree (each, an "Order" and collectively, the "Orders") of any Governmental Authority, in each case applicable to Seller or by which any of its properties are bound or affected, (ii) will not require any authorization, consent, approval, exemption or other action by or notice to any Governmental Authority or (iii) do not and will not, with or without the giving of notice or the passage of time, conflict with, result in or constitute a breach, default, right to accelerate or loss of rights under, or result in the creation of any Encumbrance pursuant to, [a] the terms or conditions of Seller's Organizational Documents (in each case, as amended and/or restated, as applicable) or [b] any Contract or instrument to which Seller is a party or by which Seller or the Business are bound or affected (which shall be read so as to exclude the references to Section 2.02 regarding Non-Assignable Assets).

(b)           Except as set forth on Schedule 7.03(b), no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority and no consent, notice, approval or authorization of, or declaration, filing or registration with, any other third party is required in connection with the sale, transfer and assignment of the Purchased Assets to Buyer, the execution and delivery of this Agreement and the Ancillary Agreements to be executed and delivered by Seller and/or the consummation or performance of any of the transactions contemplated hereby or thereby (which shall be read so as to exclude the references to Section 2.02 regarding Non-Assignable Assets).

7.04          Financial Statements.  Seller has delivered to Buyers copies of the following financial statements prepared by Seller, including in each case all notes thereto, all of which have been prepared from the books and records of Seller in accordance with GAAP consistently applied throughout the periods involved (except as otherwise disclosed on Schedule 7.04), are correct and complete and fairly present the financial condition of Seller as of their respective dates and the results of its operations and cash flows for the periods covered thereby (collectively, the "Financial Statements"):

(a)           unaudited balance sheets of Seller as of December 31, 2013 and 2012 (December 31, 2013 being referred to herein as the "Balance Sheet Date") and the related audited statements of income and cash flows of Seller for each of the fiscal years then ended, including all notes thereto; and

(b)           an unaudited balance sheet of Seller as of July 31, 2014 (the "Interim Balance Sheet") and the related unaudited statements of income and cash flows for the seven-month period ending July 31, 2014 (the "Interim Balance Sheet Date").

Such statements of income do not contain any items of special or nonrecurring income or any other income not earned in the Ordinary Course of Business except as expressly specified therein, and such interim financial statements include all adjustments, which consist only of normal recurring accruals, necessary for such fair representation.  Since the Balance Sheet Date there has been no material change in the accounting methods and practices used by Seller.

7.05           Absence of Undisclosed Liabilities.  Except as set forth on Schedule 7.05, Seller has no Liabilities, except (a) as fully reflected or as specifically reserved against on the Interim Balance Sheet; (b) Liabilities incurred in the Ordinary Course of Business after the Interim Balance Sheet Date; (c) Liabilities (which are current) relating to future performance under the Assumed Contracts, but in no event any Liability arising out of any breach, nonperformance or defective performance by Seller of any such Contract;  (d) Liabilities under this Agreement and the Ancillary Agreements to which Seller is a party; and (e) Liabilities incurred after the Balance Sheet Date which, individually or in the aggregate, will not have a Material Adverse Effect.

7.06           Absence of Certain Changes.  Except as specifically contemplated by this Agreement or as set forth on Schedule 7.06, since the Balance Sheet Date, Seller has conducted the Business only in the Ordinary Course of Business and there have been no events, developments or occurrences that, individually or in the aggregate, have resulted, or would reasonably be expected to result, in a Material Adverse Effect.  Without limiting the generality of the foregoing, except as set forth on Schedule 7.06, since the Balance Sheet Date, Seller has not:

(a)           placed or permitted any Encumbrance other than a Permitted Encumbrance on any of its assets, tangible or intangible;

(b)           sold, leased, licensed, abandoned or transferred any of its assets, tangible or intangible, except for (i) the sale of products or services in the Ordinary Course of Business on customary trade terms and (ii) the disposal of obsolete or worn-out assets and replacement thereof for fair value in the Ordinary Course of Business;

(c)           made any commitments for capital expenditures except for capital expenditures made in the Ordinary Course of Business not in excess of $50,000 in the aggregate or as provided by Section 9.16(a) below;

(d)           failed to keep its properties insured substantially to the same extent as they were previously insured or, except in connection with the Facility Claim, suffered any material loss, damage or destruction, whether covered by insurance or not, relating to or affecting the Business, assets or Liabilities of Seller;

(e)           changed its credit, Tax or accounting policies or practices, or accelerated in any material respect the collection of receivables whether by offering discounts or incentives or otherwise, delayed in any material respect the payment of payables or other accruals or materially changed its policies or practices relating to the sale or maintenance of its products or services;

(f)           increased the rate or terms of compensation (including termination and severance pay) payable or to become payable to its managers, officers, directors, employees or agents, or increased the rate or terms of any bonus, insurance, pension or other Employee Benefit Plan, program or arrangement made to, for or with any such managers, officers, directors, employees or agents, except for normal merit, cost-of-living or promotional increases to employees occurring in the Ordinary Course of Business or as otherwise required by applicable Law; or

(g)           entered into any written agreement or commitment to do any of the foregoing.

7.07          Permits; Compliance.

(a)           Permits.  Seller and, where applicable, each of its employees, representatives and agents, has all Permits necessary to conduct the Business as currently conducted and own and use its assets and all such Permits are in full force and effect and are listed on Schedule 7.07(a). Seller is in compliance with its respective Permits and no proceeding is pending or, to Seller's Knowledge, threatened regarding the revocation or limitation of any such Permit and there is no reasonable basis or grounds for any such revocation or limitation.

(b)           Compliance with Laws. To Seller's Knowledge, except as set forth on Schedule 7.07(b), Seller, the operation of the Business, and Seller's use and ownership of its assets and the Real Property are in compliance with all applicable Laws and Orders.  Schedule 7.07(b) lists any and all citations or fines issued to Seller in the three (3) years prior to the date hereof from any Governmental Authority, each of which citations or fines (whether listed or not) have been properly paid or remedied or will be paid or remedied by the Closing.  Except as set forth in Schedule 7.07(b), no notice from any Governmental Authority or other Person has been served upon Seller claiming any violation or alleged violation of any Law or requiring, or calling attention to the need for, any corrective action on or in connection with Seller's assets or the Business with which Seller has not complied or will not have complied with by the Closing Date.

7.08           Litigation and Proceedings.  Except as described on Schedule 7.08, there is no Claim or Proceeding pending or, to Seller's Knowledge, threatened against Seller or affecting Seller's ownership or use of its assets, including the Purchased Assets or the operation of the Business, and there is no investigation pending or, to Seller's Knowledge, threatened against Seller with respect to any charge concerning violation of any Law relating to Seller's ownership or use of its assets or the operation of the Business.

7.09          Real Property.    Schedule 7.09 sets forth a true and complete list and description of the real property and interests therein owned, leased or otherwise used or occupied (but not owned) by Seller or the Business (collectively, the "Real Property"), specifying in each case a description of such Real Property and whether such Real Property is owned or leased.  Except as set forth on Schedule 7.09, there are no leases, Contracts, options, agreements or enforceable rights or obligations relating to or affecting the Real Property to which any Seller is a party or, to Seller's Knowledge, by which the Business or the Real Property is otherwise bound or affected.  With respect to each parcel of owned Real Property, Seller has good, valid and indefeasible title in fee simple absolute to each such parcel of owned Real Property, in each case, free and clear of any Encumbrances, other than Permitted Encumbrances, and except for installments of special assessments not yet delinquent.  To Seller's Knowledge, no Person has any right or option to acquire or lease any portion of or interest in the Real Property except as set forth on Schedule 7.09.  To the extent required by applicable Law, there are currently in full force and effect duly issued Permits, including certificates of occupancy, permitting the Real Property (or portion thereof) and improvements located thereon to be legally used and occupied by the Business or Seller as the same are currently constituted To Seller's Knowledge, the buildings and improvements located on the owned Real Property or used by the Business are located within the boundary lines of the Real Property, are not in violation of applicable setback requirements or zoning laws and do not encroach on any easements which may affect such Real Property.

7.10          Inventory.  The Inventory of Seller is of a quality usable and saleable in the Ordinary Course of Business consistent with its past practices.  No such Inventory has been consigned to others.

7.11          Title to Assets; Sufficiency and Condition of Assets.

(a)           Except as set forth on Schedule 7.11, Seller has good and valid title to, or a valid and binding leasehold interest or license in, all of its assets, including the Purchased Assets, free and clear of all Encumbrances, other than Permitted Encumbrances.  Other than the consents listed on Schedule 7.03(b), none of the Purchased Assets are subject to any restrictions with respect to the transferability thereof and Seller has complete and nonrestricted power and right to sell, assign, convey and deliver the Purchased Assets to Buyer as contemplated hereby.  At Closing, Buyer will receive good and valid title, or a valid and binding leasehold interest, in all of the Purchased Assets, free and clear of all Encumbrances, other than Permitted Encumbrances.

(b)           The Purchased Assets include all assets material to or necessary for the operation of the Business as presently conducted.

7.12          Material Contracts.  Except as listed or described on Schedule 7.12, Seller is not a party to or bound by any written (or, to Seller's Knowledge, oral) Contract, bid, quotation, proposal or other document or undertaking identified below which is related to or materially affects the Purchased Assets or the Business (each Contract required to be disclosed pursuant to this Section is referred to as a "Material Contract" and, collectively, as the "Material Contracts"):

(a)           any Contract with any shareholder, director, officer, employee or consultant or for the employment of any Person, including any consultant, which is not terminable by Seller without penalty upon less than thirty (30) calendar days' notice;

(b)           Contracts with any labor union or other employee representative of a group of employees;

(c)           any employee bonus, severance, pension, profit-sharing, retirement, equity, incentive or equity purchase Contract or other Employee Benefit Plan;

(d)           Contracts with respect to the lease of real property or Contracts with respect to the lease of personal property by Seller whether as lessor or lessee involving with respect to leases of personal property payments of more than $25,000 per annum or $50,000 in the aggregate;

(e)           any Contract for the future purchase of, or payment for, materials, supplies or products, or for the performance of services by a third party, involving in any one case payments by Seller in excess of $100,000 on an annual basis, or that relate to the performance or receipt of services or purchase or sale of goods which will extend over a period of more than one year unless terminable by Seller without penalty upon less than 60 calendar days' notice;

(f)           any Contract, bid, quotation or proposal to sell or supply products or to perform services, involving in any one case payments to Seller in excess of $100,000 on an annual basis or (i) that relate to the performance or receipt of services or purchase or sale of goods by Seller which will extend over a period of more than one year unless terminable by Seller without penalty upon less than 60 calendar days' notice; (ii) that relate to a Contract to reduce prices in the future for customers of Seller; (iii) that provide any customer so-called most favored nations status; or (iv) that designates any particular third party as Seller's sole source of supply for a good or service;

(g)           any note, debenture, bond, conditional sale agreement, indenture, equipment trust agreement, letter of credit agreement, loan agreement or other contract or commitment for Debt or the borrowing or lending of money (including loans to or from officers, directors, owners or any member of their immediate families), agreement or arrangement for a line of credit or Guarantee, pledge or undertaking of the indebtedness of any other Person;

(h)           Contracts relating to the Intellectual Property of Seller (excluding any license implied by the sale of a product and any generally commercially available, off-the-shelf software programs pursuant to which Seller is collectively obligated to pay license or other fees not exceeding $20,000 per year);

(i)           any representative, sales agency, dealer or distributor Contract, involving payments in any one case of more than $100,000 per year or granting exclusivity for any geographic area or any customer;

(j)           any joint ventures, partnerships or other agreements (however named) involving a sharing of the profits, losses, costs or liabilities of Seller with any other Person;

(k)           confidentiality, nonsolicitation or noncompetition agreements not entered into in the Ordinary Course of Business;

(l)           Contracts containing covenants or conditions that in any way purport to restrict the business activity of Seller, or limit the freedom of Seller to engage in any line of business or to compete with any third party;

(m)           Contracts (other than any Contract that is otherwise required to be disclosed on Schedule 7.12) pursuant to which Seller has indemnification obligations;

(n)           Contracts that are otherwise material to the Business (other than any Contract that is otherwise required to be disclosed on Schedule 7.12); and

(o)           any amendments, supplements, modifications or renewals in respect of any of the foregoing.

The Material Contracts which are Assumed Contracts are legally valid and binding and in full force and effect with respect to Seller and, to Seller's Knowledge, with respect to each other party thereto.  Except as set forth in Schedule 7.12, to Seller's Knowledge, Seller is not in default or breach in any material respect with respect to any Material Contract which is an Assumed Contract, nor, to Seller's Knowledge, has Seller received any notice of any facts or events which is reasonably likely to result in any such termination.  Seller has not received any written notice of termination of any Material Contract which is an Assumed Contract.  Seller has delivered to Buyer copies of all written Material Contracts which are Assumed Contracts.

7.13          Compliance with Environmental Laws.  Except as set forth on Schedule 7.13:

(a)           Seller has complied with and is in compliance with all Environmental Laws that relate to its assets or the operation of the Business, which compliance has included obtaining and complying with all Environmental Permits.  There is no Claim pending or, to Seller's Knowledge, threatened against the Business or Seller relating to any Environmental Laws.  There is no Claim pending or, to Seller's Knowledge, threatened against any other Person whose Liability therefor is reasonably likely to be retained or assumed by or is reasonably likely to be imputed or attributed to Seller or the Business relating to any Environmental Laws.

(b)           Schedule 7.13 contains a complete and accurate list of the names and addresses of all disposal sites now or at any time in the past three (3) years utilized by Seller in connection with the operation of the Business.  No such disposal site is listed on the Comprehensive Environmental Response, Compensation and Liability Information System list, as updated through the date of this Agreement and the Closing Date, or the National Priorities List of Hazardous Waste Sites.

(c)           Seller has furnished to Buyer true and correct copies of all environmental audits, assessments and reports, and all other documents materially bearing on environmental, health or safety Liabilities, relating to the past or current operations, properties or facilities of the Business (including the Real Property), in each case which are in its possession .

7.14          Taxes.  Except as set forth on Schedule 7.14:

(a)           Seller has duly filed or caused to be filed, in a timely manner, with the appropriate taxing authorities, all Tax Returns required to be filed (determined with regard to any timely extensions) by it on or before the Closing Date and each such Tax Return (including any amendment thereto) is true, correct, and complete and all Taxes due with respect to, or shown to be due on, such Tax Returns (or in respect of subsequent assessments with regard thereto), have been timely paid, or an adequate reserve has been established therefor on the Interim Balance Sheet and there are no Encumbrances (other than Permitted Encumbrances) for Taxes upon any of the assets of Seller.  All Taxes required to be withheld by Seller have been withheld and have been (or will be) duly and timely paid to the proper taxing authority and Seller has made all estimated income tax deposits and all other required tax payments or deposits (including all withholding taxes);

(b)           no foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Seller and Seller has not received from any foreign, federal, state, or local taxing authority (including jurisdictions where they have not filed Tax Returns) any notice indicating an intent to open an audit or other review, request for information relating to Tax matters, or notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Seller and, to Seller's Knowledge, no such proceeding is reasonably likely; and

(c)           since its formation, Seller has been treated as a partnership (within the meaning of Section 7701(a)(2) of the Code and analogous state provisions) for federal and state income Tax purposes.

7.15          Employee Benefit Matters.

(a)           Schedule 7.15(a) lists all Employee Benefit Plans maintained, sponsored, or contributed to by Seller or any ERISA Affiliate or under which Seller or any ERISA Affiliate has any Liability, but excluding any such program that Seller or an ERISA Affiliate is required by Law to maintain or contribute to (such as unemployment compensation insurance or the federal Social Security program).  There are no employees or contractors covered under an Employee Benefit Plan who are not resident in the United States or whose rights under any such Employee Benefit Plan are covered by the Laws of a jurisdiction outside the United States.

(b)           Seller has delivered or made available to Buyer true and complete copies of:  (i) each Employee Benefit Plan and a written summary of any Employee Benefit Plan not in writing; (ii) the most recent determination letter received from the IRS with respect to any Employee Benefit Plan eligible to receive an IRS determination letter; (iii) the summary plan description, all summaries of material modifications, employee booklets, and all other material communications to employees with respect to any Employee Benefit Plan; (iv) any service agreement, including third-party administration agreements or other Contracts related to each Employee Benefit Plan; (v) the three most recent annual reports on Form 5500 required to be filed for each Employee Benefit Plan, including required attachments; (vi) the three most recent actuarial reports, if applicable; and (vii) all related trust agreements, annuity contracts, insurance contracts, including stop-loss insurance contracts or other funding arrangements which relate to any Employee Benefit Plan, and the most recent periodic accounting of related plan assets, if applicable.

(c)           With respect to each Employee Benefit Plan, (i) it has been administered in accordance with its terms; (ii) all material reports and information relating to the Employee Benefit Plan required to be filed with any Governmental Authority or provided to participants or their beneficiaries have been timely filed (subject to the receipt of extensions to file) or disclosed and, when filed or disclosed, were true, correct and complete in all material respects; and (iii) there is no Claim pending (other than routine claims for benefits being reviewed pursuant to the plan's internal claim and approval process) or, to Seller's Knowledge, threatened with respect to the Employee Benefit Plan or against the assets of the Employee Benefit Plan and there is no governmental audit in process or pending with respect to any such Employee Benefit Plan.

7.16          Labor Matters.

(a)           Set forth on Schedule 7.16(a) is a true, correct and complete list of (i) all employees of Seller (the "Employees"), (ii) each such Employee's title, (iii) each such Employee's employment status (i.e., whether such Employee is actively employed or not actively at work due to short-term disability, sick leave, authorized leave of absence, layoff for lack of work or service in the Armed Forces of the United States or for any other reason), (iv) each such Employee's annual rate of compensation, including bonuses and other incentive compensation with respect to the most recently completed fiscal year and (v) the amount of each such Employee's accrued vacation, sick time and personal leave as of a recent practical date.  For purposes of subclause (iv), in the case of salaried Employees, such list identifies the current annual rate of compensation for each such Employee, and in the case of hourly or commission Employees, such list identifies the current hourly or commission rate for each such Employee.

(b)           Except as set forth on Schedule 7.16(b), (i)  there has not been any worker's compensation liability, experience or matter outside of the Ordinary Course of Business with respect to the Business; (ii)  Seller has not experienced any material labor disputes or work stoppages due to labor disagreements in connection with the Business, and there is currently no labor strike, dispute, slow down or stoppage with respect to the Business actually pending, or to Seller's Knowledge, threatened against Seller; (iii) Seller has not implemented any mass layoffs, plant closings or shutdowns in violation of the Worker Adjustment and Retraining Notification Act of 1988, as amended, 29 U.S. Stat. § 2101, et seq. or any similar state or local Law; and (iv) to Seller's Knowledge, there are no pending employment discrimination, employee health and safety (including with respect to Hazardous Substances), unfair labor practice, wage and hour, unemployment compensation, worker's compensation, union grievances or other employment-related investigation, claim or allegation related to the Business or against Seller.

(c)           Seller has provided Buyer copies of all of its material written employment policies, and written summaries of all of its material unwritten employment policies, presently in effect.

7.17          Intellectual Property.

(a)           Schedule 7.17(a) lists all of the following Intellectual Property owned by Seller:  (i) all United States and foreign issued design patents and utility patents, all pending or provisional applications filed by Seller with a Governmental Authority relating to any inventions or designs and all renewals, reissues, divisionals, continuations, continuations-in-part and extensions of the foregoing; (ii) all registered or unregistered trademarks and service marks and all trademark and service mark applications filed by Seller with a Governmental Authority; and (iii) all registered or unregistered copyrights and all copyright applications filed by Seller with a Governmental Authority and all renewals and extensions thereof. Schedule 7.17(a) also lists all domain name registrations of which Seller has an interest.  Seller owns all right, title and interest in and to the Intellectual Property identified on Schedule 7.17(a), free and clear of any Encumbrance (other than Permitted Encumbrances) or license.

(b)           All of the Intellectual Property licensed to Seller or the Business by a third party (excluding any license implied by the sale of a product and any generally commercially available, off-the-shelf software programs pursuant to which Seller is obligated to pay license or other fees not exceeding $10,000 per year) and/or licensed by Seller or the Business to any third party is set forth on Schedule 7.17(b).

(c)           Seller owns, is properly licensed under, or otherwise possesses the valid and enforceable right to use all Business Intellectual Property owned or used by Seller or the Business.  There are no Claims or Proceedings pending challenging or, to Seller's Knowledge, threatening to challenge Seller's right, title, and interest with respect to its continued use and its right to preclude others from using any such Business Intellectual Property.  No Business Intellectual Property right is or has been judicially determined to be invalid or unenforceable.  No judicial, regulatory, or administrative proceeding is currently pending or, to Seller's Knowledge, threatened which challenges the validity or enforceability of any such Business Intellectual Property right.

(d)           To Seller's Knowledge, Seller has not infringed upon, misappropriated, or otherwise violated any third-party Intellectual Property rights.  Seller has not received from any third party any written notice that it has infringed upon, misappropriated, or otherwise violated any third-party Intellectual Property rights within the past three (3) years.

7.18           Insurance.  Schedule 7.18 sets forth a complete and accurate list and description of all policies of insurance presently in effect with respect to Seller, the Business and the assets of Seller, or of which Seller is the owner, or beneficiary, or under which Seller or the Business is an insured or loss payee.  True and correct copies of such policies of insurance have been delivered to Buyer.  Schedule 7.18 includes the carrier, the description of coverage, the limits of coverage, retention or deductible amounts, amounts of annual premiums, date of expiration and date through which premiums have been paid with respect to each such policy, and any pending claims in excess of $25,000 and any single claim or set of related claims in excess of $50,000 made against such policies in the last two (2) years.  All such policies are valid, binding, outstanding and enforceable policies.  No notice of cancellation or termination has been received by Seller or its Affiliates with respect to any such policy, and, to Seller's Knowledge, no act or omission has occurred which could reasonably be expected to result in cancellation of any such policy prior to its scheduled expiration date.

7.19          Certain Transactions.  Except as set forth on Schedule 7.19, during the three (3) years prior to the date hereof and between the date hereof and the Closing Date, Seller has not, directly or indirectly, had any transaction or agreement with any of its equity owners, officers or directors, or any of their family members or other Affiliates, except for remuneration for ordinary course employment services performed on behalf of Seller.

7.20          Customers and Suppliers.  Schedule 7.20 sets forth an accurate and complete list of the ten largest customers of the Business for each of the fiscal years ended December 31, 2013 and December 31, 2012 and for the six months ended June 30, 2014 (determined on the basis of the total dollar amount of net revenues) showing the dollar amount of net revenues from each such customer during each such period.  Schedule 7.20 also sets forth a list of the ten largest suppliers of the Business in terms of dollar volume of purchases during such complete or partial fiscal years.  No customer described on Schedule 7.20 has provided notice that it will not continue to be a customer after the Closing at substantially the same level of purchases and on substantially the same terms made during the periods noted above in this Section and to Seller's Knowledge there are no facts reasonably likely to result in such a change in the level or terms of purchases with any such customer save and except to the extent of any customer whose Contract with Seller expires by its terms.  No supplier described in Schedule 7.20 has provided notice that it will not continue to be a supplier to Seller after the Closing with substantially the same quantity and quality of goods and services and substantially the same pricing levels as was provided during the periods noted above in this Section and to Seller's   Knowledge there are no  facts reasonably likely to result in such a change in the quantity and quality of such goods and services or the pricing levels for such goods and services with any such supplier save and except with respect to any supplier whose contract with Seller expires by its terms.

7.21          Brokerage and Finders' Fees.  No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon any agreements, written, oral or otherwise made by or on behalf of Seller.

7.22          Warranties; Products.  Schedule 7.22 sets forth (i) a specimen copy of the form of written warranties of the Business covering products sold or services provided by Seller or the Business that have not expired, and (ii) a summary of the warranty expense incurred by the Business during each of its last two complete fiscal years.  Except as disclosed on Schedule 7.22, Seller has not made any warranties regarding the products sold or services provided by Seller or the Business during the current fiscal year and each of its last two complete fiscal years.

7.23          Export Control Laws.  Seller has conducted its export transactions in compliance with applicable provisions of all applicable Laws relating to export controls and regulations.  Without limiting the foregoing:

(a)           Seller has obtained all export licenses and other approvals required for its export of technologies;

(b)           Seller is in compliance with the terms of such applicable export licenses or other export approvals;

7.24          Gifts and Benefits.  To Seller's Knowledge, no employee or agent of Seller acting on behalf of Seller has directly or indirectly, given or agreed to give, to any customer, supplier, governmental employee or any actual or purported agent of any of the foregoing who is or may be in a position to help or hinder Seller or the Business (or assist Seller in connection with any actual or proposed transaction relating to the Business):  (a) any illegal gift or benefit or (b) any gift or similar benefit which if not continued or repeated in the future, would have a Material Adverse Effect on the relationship of the Business with such Person.

7.25          Investment Purpose; Accredited Investor Status.  Seller is acquiring the Vertex Common Stock for its own account, for investment purposes only and not with a view to, or for sale in connection with, a distribution, as that term is used in Section 2(a)(11) of the Securities Act, in a manner which would require registration under the Securities Act or any state securities Laws.  Seller can bear the economic risk of its investment in the Vertex Common Stock, has knowledge and experience in financial business matters, is capable of bearing and managing the risk of investment in the Vertex Common Stock and is an "accredited investor" as defined in Regulation D under the Securities Act and has completed and delivered the Certification of Accredited Investor Status attached hereto as Exhibit H. Seller recognizes that the Vertex Common Stock has not been registered under the Securities Act, nor under the securities laws of any state and, therefore, cannot be resold unless the resale of the Vertex Common Stock is registered under the Securities Act or unless an exemption from registration is available. Seller has carefully considered and has, to the extent it believes such discussion necessary, discussed with its professional, legal, tax and financial advisors, the suitability of an investment in the Vertex Common Stock for its particular tax and financial situation and its advisers, if such advisors were deemed necessary, have determined that the Vertex Common Stock is a suitable investment for it.  Seller has not been offered the Vertex Common Stock by any form of general solicitation or advertising, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine, or other similar media or television or radio broadcast or any seminar or meeting where, to Seller's Knowledge, those individuals that have attended have been invited by any such or similar means of general solicitation or advertising. Seller has had an opportunity to ask questions of and receive satisfactory answers from Parent, or any Person or Persons acting on behalf of Parent, concerning the terms and conditions of the Vertex Common Stock and Parent, and all such questions have been answered to the full satisfaction of Seller. Parent has not supplied Seller any information regarding the Vertex Common Stock or an investment in the Vertex Common Stock other than as contained in this Agreement, and Seller is relying on its own investigation and evaluation of Parent and the Vertex Common Stock and not on any other information. Seller is aware that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Vertex Common Stock and other activities with respect to the Vertex Common Stock by Seller.

8.           Representations and Warranties of Vertex and Buyer.  Except as disclosed in Parent's Annual Report on Form 10-K for the year ended December 31, 2013, Parent's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, Parent's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, or any of Parent's Current Reports on Form 8-K dated after December 31, 2013 filed by Parent with the SEC prior to the date hereof, Vertex and Buyer each represent and warrant, jointly and severally, to Seller that:

8.01          Organization, Good Standing and Qualification. Each of Vertex and Buyer is validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite limited liability company or similar power and authority to own and operate its material properties and assets and to carry on its business as currently conducted in all material respects and is qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its properties and assets or the conduct of its business requires such qualification, except where the failure to be so qualified or be in good standing would not be reasonably likely to have, either individually or in the aggregate, a material adverse effect on the condition, liabilities, operations or results of operations of Vertex or to prevent, materially delay or materially impair the ability of Vertex or Buyer to consummate the transactions contemplated hereby.

8.02          Capital Structure.  As of June 30, 2014, the authorized share capital of Parent consisted of (a) 750,000,000 shares of Vertex Common Stock, of which 25,019,450 shares were issued and outstanding and (b) 50,000,000 shares of preferred stock of Parent, of which (i) 5,000,000 shares of preferred stock have been designated as Series A Convertible Preferred stock and of which 675,558 shares were issued and outstanding, and (ii) 2,000,000 shares of preferred stock have been designated as Series B Convertible Preferred Stock and of which no shares were issued and outstanding. All of the issued and outstanding shares of Vertex Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. All shares of Vertex Common Stock which are to be issued pursuant to the Transactions have been duly authorized and will be, when issued in accordance with the terms of this Agreement, validly issued, fully paid and nonassessable and are not subject to any preemptive or similar right.

            8.03          Corporate or Limited Liability Company Authority.

(a)           Each of Vertex and Buyer have all requisite corporate or limited liability company, as applicable, power and authority and have taken all corporate or limited liability company, as applicable, action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject only to receipt of the approval of Vertex as the sole member of Buyer and the Vertex Required Statutory Approvals. This Agreement has been duly executed and delivered by Vertex and Buyer, and, assuming the due authorization, execution and delivery by Seller is a valid and legally binding agreement of Vertex and Buyer, enforceable against each of Vertex and Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)           Vertex and Buyer have taken all required actions under corporate or limited liability company law to approve and adopt this Agreement and the transactions contemplated hereby (including, without limitation, the Transactions).

    8.04          Governmental Filings; No Violations.

(a)           Other than any reports, filings, registrations, approvals and/or notices (i) required to be made under the Securities Act, the Exchange Act or state securities and "blue sky" laws, and (ii) required to be made with The NASDAQ Capital Market (items (i) and (ii), the "Vertex Required Statutory Approvals"), no notices, reports, registrations or other filings are required to be made by Parent, Vertex or Buyer with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent, Vertex or Buyer from, any Governmental Authority, in connection with the execution and delivery by Vertex or Buyer of this Agreement and the consummation by Vertex and Buyer of the transactions contemplated hereby, except for those that the failure to make or obtain would not be reasonably likely to have, either individually or in the aggregate, a material adverse effect on the condition, liabilities, operations or results of operations of Vertex.

(b)           The execution, delivery and performance of this Agreement or any Ancillary Agreement to which it is a party by Vertex and Buyer does not, and the consummation by Vertex and Buyer of the transactions contemplated hereby and thereby will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Vertex or Buyer, (ii) a breach or violation of, or a default under, the acceleration of any obligations, the loss of any right or benefit or the creation of an Encumbrance on the assets of Vertex or Buyer (with or without notice, lapse of time or both) pursuant to any material Contracts binding upon Vertex or Buyer or any Law or governmental or non-governmental permit or license to which Vertex or Buyer is subject, except, in the case of clause (ii)  above, for any breach, violation, default, acceleration, creation or change that would not be reasonably likely to have, either individually or in the aggregate, a material adverse effect on the condition, liabilities, operations or results of operations of Vertex.

    8.05          Litigation. There is no Claim or Proceeding pending against, or to the knowledge of Vertex or Buyer, threatened against or affecting, Parent, Vertex or Buyer before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

    8.06          Brokers and Finders' Fees. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon any agreements, written, oral or otherwise made by or on behalf of Vertex or Buyer (or any of their Affiliates).

    8.07          Vertex Common Stock. The shares of the Vertex Common Stock to be issued to Seller hereunder have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable.  Vertex and Buyer shall take all required action prior to Closing to maintain the listing of the Vertex Common Stock on the NASDAQ Capital Market.

9.           Covenants and Agreements of the Parties.

9.01           Conduct of Business by Seller.

(a)           Seller hereby covenants and agrees with Vertex and Buyer that prior to the Closing, unless the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) shall have been obtained and except as specifically set forth in this Agreement, or subject to applicable Law, it shall conduct the Business only in, and not take any action except in, the Ordinary Course of Business.  Subject to applicable Law, Seller shall use its commercially reasonable efforts to keep Buyer and Vertex informed as to the operations and activities of the Business and to consult with representatives of Buyer on material matters relating to or affecting the Business, the Purchased Assets or Seller's Liabilities.  Seller shall take such actions as are reasonably necessary to maintain, preserve, renew and keep in force and effect the existence, rights, qualifications, Permits and franchises of the Business.  Seller shall use its commercially reasonable efforts to preserve the Business, to keep available to Buyer the current employees of Seller and to preserve its current relationships with vendors, clients or customers, officers, employees and agents and others having business dealings with Seller or the Business.

(b)           Without limiting the generality of the foregoing Section 9.01(a), except as specifically set forth in this Agreement, from the date of this Agreement until the Closing, Seller will not do, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), any of the following:

(i)           enter into any agreements relating to the acquisition of any part of the assets or equity interests of Seller or the Business outside the Ordinary Course of Business;

(ii)           issue, deliver, grant, sell or dispose of, or authorize or propose the issuance (whether from treasury or otherwise), delivery, grant, sale or disposition of, any equity interests in Seller or any securities convertible into, exchangeable for or evidencing the right to subscribe for any such equity interests, or any rights, warrants, options or any other agreements of any character to acquire any such equity interests;

(iii)           increase the compensation or benefits (including severance or termination pay) of, or grant additional benefits to, any officer or employee, other than reasonable increases to employees in the Ordinary Course of Business, or otherwise materially change the composition of the personnel and workforce;

(iv)           otherwise take any action that would constitute a material breach of Section 7.06 if occurring prior to the date hereof and not listed or disclosed on Schedule 7.06; or

(v)           make any commitment to take any of the actions prohibited by this Section 9.01(b).

9.02          Access Prior to Closing.

(a)           General. From the date hereof through the Closing Date, upon reasonable advance written notice and without unreasonable disruption to the Business, except as prohibited by applicable Law, Seller shall afford Buyer and its representatives reasonable access during normal business hours to (a) the Real Property as Buyer may from time to time reasonably request, (b) the assets, books and records of Seller and the Business as Buyer may from time to time reasonably request, (c) subject to the prior approval of Seller, the employees, suppliers, customers and contractors of Seller as Buyer may from time to time reasonably request, provided that each of Buyer and Seller, at its election, may have a representative present in connection with Buyer's access to any such employee, supplier, customer or contractor, and (d) financial and operating data and other information relating to the Business as Buyer may from time to time reasonably request.  Buyer and Vertex reaffirm their obligations under that certain Confidentiality Agreement entered into between Vertex and Seller and delivered in connection with the proposed Closing of the transactions contemplated hereby.

(b)           Environmental Testing. Seller shall (and shall cause the Business to) provide Buyer and its representatives reasonable access to the Real Property to conduct Phase I environmental assessments or such other environmental and/or safety investigations of the items of the Real Property designated by Buyer (each an "Environmental Assessment").  Each Party will pay its own environmental expert fees in connection with the Environmental Assessments.  Seller shall (and shall cause the Business to) cooperate in all reasonable respects with Buyer and its representatives in the Environmental Assessments, including making a designee or designees of the Business available for interview by Buyer who have or may have knowledge of conditions and events relevant to the operating history or environmental condition of the Real Property.  Based on the results of the Environmental Assessments, Buyer may determine that additional environmental assessment activities are required with respect to any portions of the Real Property.  In such an event and after Buyer furnishes Seller written notice, Seller shall (and shall cause the Business to) provide Buyer and its representatives reasonable access to the Real Property to perform such additional environmental assessment, testing and investigation as is reasonably requested by Buyer of the Real Property, which may include Phase II testing or invasive sampling of the soils and/or groundwater. Any investigation pursuant to this Section 9.02(b) will be conducted in accordance with Section 9.02(a) and in such manner as not to interfere unreasonably with the conduct of the Business.

9.03          Exclusivity.  In consideration of the substantial expenditures of time and expense to be undertaken by Buyer and Vertex in connection with the consummation of the transactions contemplated by this Agreement, for a period ending on the earlier of (a) November 30, 2014, (b) the termination of this Agreement or (c) the Closing, Seller and the Seller's majority equity owner shall deal exclusively with Buyer and Vertex with respect to the sale of the Purchased Assets, the Business, or the issuance of the equity interests of, or the sale of all or substantially all of the assets or properties of, Seller.  In addition, during such time period, Seller shall not, and Seller shall direct its officers, directors, financial advisors, accountants, attorneys, and other Affiliates (collectively, together with Seller, the "Selling Group") not to (a) solicit submission of proposals or offers from any Person other than Buyer (or its Affiliates) relating to any acquisition or purchase of all or any part of the equity interests, assets or properties of Seller, the sale or issuance of any equity interests of Seller or any Affiliate thereof to which any of the equity interests or any assets or properties of the Business may be contributed, or any merger or consolidation of Seller or its Affiliates to which any assets or properties of the Business may be contributed (each an "Acquisition Proposal"), (b) participate in any discussions or negotiations regarding, or furnish any information to any Person other than Buyer (and its representatives or Affiliates), or otherwise cooperate in any way or assist, facilitate, or encourage any Acquisition Proposal by any Person other than Buyer or its Affiliates or (c) enter into any agreement or understanding, whether oral or written, that would prevent the consummation of the transactions contemplated hereby.  The Seller agrees to (w) notify Buyer immediately if any member of the Selling Group receives any indication of interest, request for information, or offer in respect of an Acquisition Proposal, (x) inform the persons sending such indication, request, or offer that Seller and the Business are bound by an exclusivity arrangement, (y) communicate to Buyer in reasonable detail the terms of any such indication, request, or proposal, and (z) provide to Buyer copies of all written communications relating to any such indication, request, or proposal. Seller represents that no member of the Selling Group is a party to or bound by any agreement with respect to an Acquisition Proposal other than under this Agreement.

9.04          Appropriate Action; Consents; Filings.  Buyer and Vertex, on the one hand, and the Seller, on the other hand, shall use all commercially reasonable efforts to: (a) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper, or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement; (b) obtain all consents, licenses, Permits, waivers, approvals, authorizations, or Orders required under Law (including all foreign and domestic (federal, state, and local) governmental and regulatory rulings and approvals and parties to Contracts) in connection with the authorization, execution, and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (c) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the transactions contemplated hereby required under applicable Law; provided, however, that Buyer and Seller shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions, or changes suggested in connection therewith.  Buyer and Vertex, on the one hand, and the Seller, on the other hand, shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. Prior to the Closing Date, Buyer and Vertex and Seller shall use commercially reasonable efforts and cooperate to (i) respond at the earliest practicable date to any requests for additional information made by any Governmental Authority with respect to all filings made under applicable Laws, (ii) take all actions reasonably necessary to cause the waiting periods for all filings made under applicable Laws to terminate or expire as soon as practical and (iii) take or cause to be taken all actions reasonably necessary to obtain any appropriate approvals of any Governmental Authority, all to the end of expediting consummation of the transactions contemplated hereby.  Buyer and Seller each agree to promptly inform each other of any material communication from any Governmental Authority regarding any of the transactions contemplated hereby and shall permit each other to review in advance any proposed communication to any Governmental Authority, subject to applicable Law, and provided that each such Party shall not be required to provide to each other any documents or other materials related to a Party's valuation of the transactions contemplated by this Agreement.

9.05          Notification of Certain Matters.

(a)           Prior to the Closing, (a) each Party shall promptly provide the other Party (after they have notice thereof) with written notice of, and keep such other Party advised as to, the existence of any Material Adverse Effect or of any condition, circumstance or event that is reasonably likely to result in a Material Adverse Effect and (b) Vertex and Buyer, on the one hand, and the Seller, on the other hand, shall promptly provide the other party (after such Person has notice thereof) with written notice of, and keep the other party advised as to any pending or threatened Claim that challenges the transactions contemplated hereby.

(b)           Each Party shall promptly notify the other Party in writing with respect to any matter hereafter arising or discovered that, if existing or known on the date hereof, would have been required to be set forth or described in the applicable Schedule on the date hereof or would cause the representations and warranties of such Party, made pursuant to this Agreement not to be correct and complete as of the date hereof or the date on which such matter arose or was discovered. No notice or disclosure provided by a Party pursuant to this Section 9.05, however, shall be deemed to prevent or cure any misrepresentation, breach of warranty or breach of covenant given hereunder by such Party.

9.06          Reporting Assistance Obligations of Buyer.  Buyer and Vertex shall use commercially reasonable efforts to assist Seller in preparing information for various Governmental Authorities after the Closing Date on the condition that such information relates to the transactions contemplated by this Agreement, the Business and/or the Purchased Assets.  Such information includes accounting and Tax workbooks, responses to audit requests, other filings to Tax authorities (e.g., payroll, property, sales and use Taxes) and other information necessary to comply with federal, provincial, state and local Laws.  Notwithstanding the foregoing, Seller and its owners shall be responsible for all of their own Tax reporting and payment of their Tax obligations (or portion thereof with respect to a Tax period that includes both periods before and after the applicable Closing).

9.07          Reporting Assistance Obligations of Seller.  Seller shall use commercially reasonable efforts to assist Buyer in preparing information for various Governmental Authorities after either Closing Date on the condition that such information relates to the transactions contemplated by this Agreement, the Business and/or the Purchased Assets.  Such information includes accounting and Tax workbooks, responses to audit requests, other filings to Tax authorities (e.g., payroll, property, sales and use Taxes) and other information necessary to comply with federal, provincial, state and local Laws.  Notwithstanding the foregoing, Buyer shall be responsible for all of its own Tax reporting and payment of its Tax obligations (or portion thereof with respect to a Tax period that includes both periods before and after the applicable Closing).

9.08          Employees.

(a)           Offer to Hire.  Effective as of the Closing, Buyer agrees to make offers of employment to substantially all persons who are employees of Seller and to each other person identified on Schedule 9.08(a), (each such employee of Seller or other person who accepts such Buyer's offer shall be known as a "Transferred Employee"), it being understood that Buyer's offer of employment shall not (except if listed on Schedule 9.08(a)) include any person who is not a Seller dedicated employee of the Business or any person who is listed on Schedule 9.08(a) as not receiving an offer.  Buyer's offer of employment shall be on such continued terms of employment as are substantially comparable in the aggregate to those in place and offered by Seller immediately prior to the Closing.

(b)           Wages and Benefits through the Closing Date.  Seller (i) shall pay all wages of all of its employees earned or accrued through and including the Closing Date, including any bonuses and commissions earned (or earned subject only to the passage of time) and (ii) shall be responsible for, in accordance with the terms and conditions of such benefits, all employee benefits of all of its employees earned or accrued through the Closing Date, including accrued sick time, personal time, vacation, sabbaticals or disability pay.

(c)           Buyer's Ability to Amend, Modify or Terminate Plans.  Nothing contained in this Agreement shall limit the right of Buyer or its Affiliates, at any time and from time to time, to amend, modify or terminate, in whole or in part, any of the employee benefit plans of Buyer (including, if applicable, any assumed Employee Benefit Plans), except to the extent otherwise specifically provided by Law, and Buyer hereby reserves such right.

(d)           General Manager Employment Agreement. Seller agrees to render reasonable assistance to Buyer to assist Buyer in obtaining a non-competition/employment agreement with the general manager of the Business.

(e)           No Third Party Rights.  No employee of Seller (including any Transferred Employee) shall be entitled to any rights of enforcement or otherwise under this Section 9.08.

9.09          Change of Name.  As soon as reasonably practicable following the Closing, Seller shall change its name to a name that is not similar to and does not contain any confusingly similar words as Seller's current name and any trade names used by or in the Business, and Seller shall file any and all documents required by the applicable Governmental Authority designated by Buyer, or by the United States Patent and Trademark Office or other Governmental Authority, if applicable, to allow Buyer to register the name formerly used by Seller or any variation thereof with such Governmental Authority.

9.10          Litigation Assistance.  Following the Closing, from time to time upon the written request of a Party, the other Party shall cooperate with and assist the Party making the request (to the extent not subject to indemnity rights hereunder of the Party making the request, at the requesting Party's expense) in defending any claim, lawsuit or Proceeding relating to the operation of the Business or ownership of the Purchased Assets.  Except to the extent the requesting Party has indemnity rights under any provision of Section 11 below, the requesting Party shall reimburse the other Party for reasonable out-of-pocket expenses actually incurred by such Party in connection with providing the cooperation and assistance requested under this Section 9.10.

9.11          Access to Books and Records.  Seller shall maintain in a reasonably accessible place any files and records not delivered by Seller hereunder relating to the Business and shall provide copies of such records to Buyer or its representatives upon written request at Buyer's expense.  Seller shall notify Buyer prior to disposing of any such records and, upon request made within 30 days after receipt of such notice, shall deliver such records to Buyer at Buyer's expense.

9.12          Delivery of Certain Payments.  Seller shall promptly deliver to Buyer any cash, checks or other instruments of payment that may be received by it (or its Affiliates and which relate to the Business) after the Closing due to Buyer, including amounts with respect to payments generated by Buyer's operation of the Business after the Closing or which are included in the Purchased Assets.  The Parties acknowledge that from and after the Closing both Buyer and Seller will be receiving money into and/or paying money out of various operating and other bank accounts related to the Business and the Parties will work together to account for such funds and ensure the funds are forwarded to the appropriate Party. The Parties shall in good faith cooperate with each other with respect to the collection and the disposition of Excluded Assets and the payment of outstanding Liabilities of the Business which are Excluded Liabilities so that such collection, disposition and payment efforts do not unreasonably disrupt and deteriorate the value of the Business being acquired by Buyer.

9.13           Further Assurances.  Upon request, from time to time, each Party agrees that it shall (or direct its employees to, if applicable) execute and deliver all documents, make all rightful oaths, tesify in any proceedings and do all other acts which may be necessary or desirable in the reasonable opinion of the other Party to consummate the transactions contemplated hereby.

9.14          Publicity. Buyer (or its Affiliate), and no other party, shall control, direct or make any public announcement, including the initial press release, regarding this Agreement and the transactions contemplated hereby except as may be required by applicable Law or by any Governmental Authority; provided, however, if Seller believes it is required by applicable Law or by any Governmental Authority to make a public statement regarding this Agreement or any of the transactions contemplated hereby it shall use commercially reasonable efforts to first consult with Buyer.  Seller shall allow Buyer first to review the text of any such public statement. Buyer shall consult with Seller prior to issuing any press releases or otherwise making public announcements with respect to this Agreement and the other transactions contemplated hereby and shall incorporate any reasonable comments proposed by Seller, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange.

9.15          Landlord Estoppel Certificates.  Seller shall use its commercially reasonable efforts to obtain a written estoppel certificate in the form attached as Exhibit G (the "Estoppel Certificate") from each party identified on Schedule 9.15 acknowledging and certifying that (a) such party is a party to a lease of a certain date with Seller; (b) such lease has not been amended or modified, or if it has, reciting the dates and substance of such modifications; (c) such lease is in full force and effect; (d) as of the date of the certificate, Seller is not in default under such lease; and (e) such party waives any right to permit or cause the termination of such lease by virtue of any request to consent to an assignment of the lease or by virtue of the transactions contemplated by this Agreement.

9.16          Capital Projects; Interim Funding of Losses.

(a)           Capital Projects.

(i)           In connection with the performance of certain consulting services by Vertex to Seller prior to the Closing, as provided in the Consulting Agreement, as amended by the Parties, Seller and Vertex have agreed to cooperate in accomplishing certain capital projects which are described on Schedule 9.16, the costs of which are to be shared equally between Seller (up to the amount of the Seller's cap which equals $788,500) and Buyer.  Schedule 9.16 includes, in reasonable detail, the description of each such capital project, its estimated cost, the applicable portion of Seller's cap related thereto, the amount expended to date on such capital project, the Party who has paid such amount and the remaining expected amount to be paid for such capital project.

(ii)           The Parties acknowledge that, as reflected on Schedule 9.16 (which Schedule shall be updated, as applicable, by the Parties at the time of the Closing), Seller has already expended 100% of certain amounts for the capital projects contemplated hereby.  Accordingly, Buyer agrees that after the Closing, Buyer shall pay the first 100% of any amounts for such capital projects contemplated hereby up to the amount paid by Seller prior to the Closing as reflected on Schedule 9.16, as updated as of the Closing. After Buyer has paid 100% of the amounts for such capital projects contemplated hereby up to the amount paid by Seller prior to the Closing as reflected on Schedule 9.16, as updated as of the Closing,  any remaining amounts for such capital projects contemplated hereby shall be split equally by Buyer and Seller (subject to the Seller cap reflected on Schedule 9.16), with Buyer funding such costs and thereafter invoicing Seller for its pro rata share (subject to the Seller cap reflected on Schedule 9.16).  Warren agrees to pay Seller's portion of such amount in the event Seller does not pay Buyer its proportionate share.

(iii)           In the event the Closing does not occur as a result of a breach or default by Seller or its Affiliates (which is not cured to Buyer's reasonable satisfaction within twenty days of written notice thereof) of this Agreement, then Seller agrees to reimburse Buyer and Vertex for any costs and expenses incurred by them in connection with the capital projects described in the Consulting Agreement.  For the avoidance of doubt, if the Closing does not occur as a result of a breach or default of Buyer or Vertex, or the failure  of  Vertex or Buyer to satisfy one or more of its Closing conditions as set forth herein (and Seller elects not to waive any such breach or default of Buyer or Vertex), then Buyer and Vertex shall be responsible for their portion of any capital project described in the Consulting Agreement that is committed to by Vertex or Buyer prior to the date of termination of this Agreement, and for which Seller has paid or is obligated to pay third party vendors on.  Subject to the provisions of the first sentence of this paragraph, in the event Closing does not occur under this Agreement, no additional payment shall be required for Seller, for any Capital Project not commenced prior to the Closing.

(b)           Interim Funding. Buyer and Vertex agree that they will reimburse Seller for its operating losses (on a cash basis net of interest, depreciation, corporate overhead expenses and insurance proceeds received) during the period beginning on July 16, 2014 and continuing until the first to occur of the Closing or the termination of this Agreement as provided in Section 10 without the occurrence of the Closing. Buyer's and Vertex's obligation to reimburse Seller for its operating losses shall (a) be subject to Vertex's prior written approval of expenses incurred by Seller outside the Ordinary Course of Business and (b) cease at the time of the termination of this Agreement without the occurrence of the Closing.  In the event the Closing does not occur as a result of a breach or default of Vertex or Buyer, or the failure of Vertex or Buyer to satisfy one or more of its Closing conditions as set forth herein (and Seller elects not to waive any such breach or default of Buyer or Vertex), then Buyer and Vertex shall reimburse Seller for all of Seller's operating losses as provided herein; provided, however, Buyer's and Vertex's foregoing reimbursement obligation shall (unless Vertex's prior written approval as provided in the foregoing sentence was obtained) only include such losses as have been incurred in the ordinary course of Seller's business.  If the Closing does occur, then at the time of the Closing, in addition to payment of the portion of the Purchase Price due at Closing, Buyer will reimburse and pay to Seller for the operating losses funded by Seller after July 16, 2014, which amount shall be included on the Closing Statement and the flow of funds at Closing contemplated thereby.  In the event the Closing does not occur as a result of a breach or default by Seller or its Affiliates (which is not cured to Buyer's and Vertex's reasonable satisfaction within twenty days of written notice thereof) of this Agreement, then Seller shall reimburse Vertex and Buyer for any costs and expenses incurred by them in connection with its obligation to fund Seller's operating losses as provided herein and in the Consulting Agreement.

9.17          Treatment of Certain Taxes and Fees; Cooperation on Taxes.

(a)           Transfer and Sales Taxes.  Except as otherwise provided herein, Buyer and Vertex, on the one hand, and Seller, on the other hand, agree to each bear their own expenses, fees, and costs in connection with the transactions contemplated by this Agreement; provided, however, all transfer, documentary, stamp, registration, recording and other such similar Taxes, and all conveyance fees, recording charges and other charges and fees (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement ("Transfer Taxes") shall be paid by Seller.  All sales, use and similar taxes arising as a result of the Transaction and the sale or transfer of the Purchased Assets by Seller to Buyer ("Sales Taxes") shall be paid by Buyer.  Seller, at its own cost, will properly file, or cause to be filed, on a timely basis all necessary Tax Returns and other documentation with respect to any Transfer Tax and Buyer, at its own cost, will properly file, or cause to be filed, on a timely basis all necessary Tax Returns and other documentation with respect to any Sales Tax.

(b)           Records. Each Party hereto shall provide to the respective other Parties hereto such cooperation and information as any of them reasonably may request in filing any Tax Return or claim for refund or for the preparation of any audit, litigation or other Proceeding with respect to the Business. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns and relevant records and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each Party will retain all Tax Returns and all material records and other documents relating to Tax matters of Seller during the applicable statute of limitations period for an audit of the period covered by such Tax Returns.

(c)           Employment Taxes. The Parties agree that, with respect to Buyer and the Transferred Employees from Seller, they respectively meet the definition of "predecessor" and "successor" as defined in IRS Revenue Procedure 2004-53.  For purposes of reporting employee remuneration to the IRS on Forms W-2 and W-3 for the calendar year in which the Closing Date occurs, the Parties shall utilize the "Alternative Procedure" described in Section 5 of IRS Revenue Procedure 2004-53.  The Parties agree that, for purposes of reporting employee remuneration for Federal Insurance Contributions Act purposes for the calendar year within which the Closing Date occurs, Seller meets the definition of "predecessor" and Buyer meets the definition of "successor" as defined in the IRS Regulation Section 31.3121(a)(1)1(b).  Seller shall supply Buyer, with respect to all Transferred Employees, all cumulative payroll information as of the applicable Closing Date.  Notwithstanding the foregoing, Buyer shall not assume any liability with respect to such cumulative payroll information, and all such Liabilities shall be the sole responsibility of Seller.  Each Party shall cooperate in good faith to adopt similar procedures under applicable state, municipal, county, local or other Laws.

9.18          Vertex Common Stock Matters.

(a)           Registration Statement.

(i)           Within thirty (30) days following the Closing, Parent shall prepare and file with the SEC a registration statement under the Securities Act on Form S-3 or on such other registration statement as is then available to Parent (together with the prospectus and any amendments, including post-effective amendments, or supplements thereto, and all exhibits and all material incorporated by reference therein, the "Registration Statement"), in form and substance reasonably acceptable to Seller and it legal counsel, providing for the registration for resale by Seller under the Securities Act of at least 1,189,637 shares of the Vertex Common Stock issued to Seller pursuant to this Agreement (the "Registered Shares"). Parent shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as soon as possible and, in any event, within ninety (90) days following the Closing if the SEC does not review the Registration Statement or within one hundred twenty (120) days following the Initial Closing if the SEC does review the Registration Statement (as applicable, the "Effectiveness Date"). The Registration Statement shall comply in all material respects with the requirements of the Securities Act and the applicable SEC form and shall include all information, financial statements, financial statement schedules, and exhibits required by the SEC to be included therein.  At such time as the registration statement becomes effective, Parent will keep such registration statement continuously effective and will comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until the earlier of such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement or until such shares have been sold or may be sold without the requirement to be in compliance with Rule 144(c)(1) and otherwise without volume or other restriction pursuant to Rule 144 of the Securities Act. Notwithstanding anything to the contrary in this Section 9.18(a), in the event that the SEC does not permit Parent to register all of the Registered Shares issued to the Sellers pursuant to this Agreement, Parent shall promptly notify Seller and thereafter register in the initial registration statement the maximum number of shares on behalf of Seller as permitted by the SEC. In the event that the SEC does not permit Parent to register all of the Registered Shares issued to the Sellers in the initial registration statement, Parent shall prepare and file subsequent registration statements to register the shares that were not registered in the initial registration statement as promptly as practicable and in a manner permitted by the SEC. Seller shall provide Parent with such information to be included in the Registration Statement as it may reasonably request.  Parent shall make any and all filings and take any and all other actions that may be necessary, appropriate, or advisable under the applicable state securities laws in furtherance of the offer and sale of the applicable shares of the Vertex Common Stock issued hereunder.  Parent shall furnish, without charge, and on a timely basis, to each holder of the Vertex Common Stock named as a selling shareholder in the Registration Statement such number of copies of the Registration Statement (including the prospectus), each amendment and supplement thereto, and such other documents as such holder may reasonably request in order to facilitate the disposition of the shares of Vertex Common Stock included therein owned by such holder, including any opinion of counsel reasonably requested by Parent's transfer agent to effect a resale of shares under the Registration Statement, and Parent hereby consents to the use of each prospectus and such other documents by each such holder in connection with the offering and sale of the shares of the Vertex Common Stock covered by the Registration Statement.  Parent agrees to cause the shares of the Vertex Common Stock (whether included in the Registration Statement or not) to be listed on each securities exchange or market where Parent securities of the same class are listed.

(ii)           Parent agree to indemnify and reimburse and hold harmless, to the extent permitted by Law, each holder of shares of the Vertex Common Stock named as a selling shareholder in the Registration Statement against all losses, claims, damages, liabilities and expense (including reasonable legal expenses and any expenses incurred in investigating any claims) caused by any untrue or alleged untrue statement of material fact contained in the Registration Statement or prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or any other violation or breach of the Securities Act, the Exchange Act, or any state securities or blue sky laws ("Blue Sky Laws") by Parent or any other Person acting on its behalf, except, (A) as to the holder of shares of the Vertex Common Stock, insofar as the same are caused by or contained in any information furnished in writing to Parent by such holder of the shares of Vertex Common Stock specifically for use in the preparation of the Registration Statement; (B) by such holder's failure to deliver a copy of the Registration Statement or prospectus after Parent has furnished a sufficient number of copies of the same; or (C) in the case such holder of shares of the Vertex Common Stock uses an outdated, defective or otherwise unavailable prospectus after Parent, Vertex or Buyer has notified such holder of shares of the Vertex Common Stock in writing that the prospectus is outdated, defective or otherwise unavailable for use by such holder of shares of the Vertex Common Stock.

(iii)           In connection with the Registration Statement, Parent shall use its reasonable best efforts to:  [a] promptly prepare and file with the SEC any such amendments to the Registration Statement and supplements to the prospectus contained therein as may be necessary to keep the Registration Statement effective for the period of time set forth in Section 9.18(a)(i) above; and [b] prepare and promptly file with the SEC and promptly notify the selling shareholders named in the Registration Statement of the filing of such amendment or supplement to the Registration Statement or prospectus that is part of the Registration Statement as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading.

(iv)           Parent shall pay all of its own expenses incident to its performance of or compliance with this Section 9.18(a), including all registration and filing fees, printing, messenger, telephone and delivery expenses, fees and disbursements of counsel for it and fees and disbursements of all independent auditors of Parent.  Each holder of shares of the Vertex Common Stock named as a selling shareholder in the Registration Statement shall pay all of its own expenses, including, but not limited to, fees and disbursements of its counsel and any broker fees and commissions.

(v)           Subject to Section 9.18(c) below which shall take priority over this Section 9.18(a)(v), all or any portion of the rights under this Agreement shall be automatically assignable (but only with all related obligations) by Seller to any transferee or assignee (as the case may be of all or a portion of such securities if: [a] Seller agrees in writing with such transferee or assignee (as the case may be) to assign all or any portion of such rights, and a copy of such agreement is furnished to Parent within a reasonable time after such transfer or assignment (as the case may be); [b] Parent is, within a reasonable time after such transfer or assignment (as the case may be), furnished with written notice of [i] the name and address of such transferee or assignee (as the case may be) and [ii] the securities with respect to which such registration rights are being transferred or assigned (as the case may be); [c] immediately following such transfer or assignment (as the case may be) the further disposition of such securities by such transferee or assignee (as the case may be) is restricted under the Securities Act or applicable state securities laws if so required; [d] at or before the time Parent receives the written notice contemplated by clause [b] of this sentence such transferee or assignee (as the case may be) agrees in writing with Parent to be bound by all of the provisions contained herein; [e] such transfer or assignment (as the case may be) shall have been made in accordance with the applicable requirements of this Agreement, if any; [f] such transfer or assignment (as the case may be) shall have been conducted in accordance with all applicable federal and state securities laws, and Seller's counsel shall have provided Parent a legal opinion confirming such compliance with applicable federal and state securities laws; and [g] such transferee or assignee shall provide Vertex any and all documentation and information reasonably requested to file amendments to the Registration Statement(s) or prospectus supplements in connection therewith to document the transfer or assignment.

(vi)           Parent shall advise Seller, promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation of any proceeding for that purpose; and it will promptly use its commercially reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued.

(vii)           Seller agrees that if it is notified by Parent, Vertex or Buyer in writing at any time that the Registration Statement registering the resale of the Vertex Common Stock is not effective or that the prospectus included in such Registration Statement no longer complies with the requirements of Section 10 of the Securities Act, Seller will refrain from selling such Vertex Common Stock until such time as Seller is notified by Parent, Vertex or Buyer that such Registration Statement is effective or such prospectus is compliant with Section 10 of the Securities Act, unless Seller is able to, and does, sell such Vertex Common Stock pursuant to an available exemption from the registration requirements of Section 5 of the Securities Act.

(b)           Restricted Stock.  Subject to Section 9.18(a), Seller acknowledges that the Vertex Common Stock to be issued as part of the Purchase Price hereunder will not initially be registered under the Securities Act or the securities Laws of any other jurisdiction, and that the offer and sale of such shares of Vertex Common Stock is being made in reliance on one or more exemptions for private offerings under Section 4(a)(2) of the Securities Act and other applicable securities Laws.  Accordingly, no sale, transfer or other disposition (whether with or without consideration and whether voluntarily or involuntarily or by operation of Law) ("Transfer") of any of the Vertex Common Stock to be issued hereunder is permitted, unless such Transfer is registered under the Securities Act and other applicable securities Laws, or an exemption from such registration is available or such registration is otherwise not required.  In addition to the provisions of Section 9.18(a), to facilitate sales of the shares of Vertex Common Stock issued hereunder pursuant to Rule 144 under the Securities Act, Parent agrees that it shall (i) timely file all reports required to be filed by it under Section 13 or 15(d) of the Exchange Act (to the extent necessary to comply with Rule 144(c)(1)) for a period of one year following the Closing Date, (ii) upon the written request of Seller, disclose any material non-public information provided to Seller pursuant to Section 5.04, in such a manner that such information is no longer considered material non-public information, provided that if in the reasonable opinion of the Chief Executive Officer, Chief Financial Officer or Board of Directors of Parent, the disclosure of such material non-public information would be detrimental to Parent or its prospects, place Parent in an unfair bargaining position in its industry or that the disclosure of such information is commercially unreasonable or otherwise pre-mature, no disclosure shall be required and (iii) otherwise use commercially reasonable efforts to enable any of the holders of the shares of Vertex Common Stock issued hereunder to sell such shares pursuant to Rule 144 under the Securities Act.

(c)           Transfer Restrictions.  Seller further acknowledges and agrees that, in order to align Seller's interest with the interests of the ongoing business of Buyer and Vertex following the Closing, in addition to the restrictions set forth in Section 9.18(b) above related to compliance with applicable SEC rules, stock exchange requirements or other Laws, up to, but no more than, 50,000 shares of the Vertex Common Stock issued hereunder (whether registered on the Registration Statement or not) may be sold in the aggregate by Seller each week, if permissible by the rules and guidelines of the SEC, any exchange upon which such shares are listed, the Financial Industry Regulatory Authority, Inc. (FINRA) or any other Governmental Authority.  Such number of shares eligible to be sold under this Section 9.18(c) shall be adjustable in the event of a stock split or similar transaction affecting the shares of Vertex Common Stock.

(d)           Legend. Seller acknowledges and agrees that the stock certificates representing the Vertex Common Stock issued hereunder shall contain legends substantially in the form of the following, as well as any additional legends that may be required by applicable Law or as Vertex or Parent may reasonably deem necessary or advisable (and a stop transfer order may be placed against the transfer of such shares); provided, however, that only the Vertex Common Stock subject to the Escrow Agreement shall bear the first legend identified below:

THESE SECURITIES ARE SUBJECT TO AN ESCROW AGREEMENT WITH THE ISSUER AND THE ESCROW AGENT NAMED THEREIN (THE "ESCROW AGREEMENT"), A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICES OF THE ISSUER AND WHICH, AMONG OTHER MATTERS, PLACES RESTRICTIONS ON THE DISPOSITION OF THE SECURITIES. THESE SECURITIES WILL BE DEPOSITED WITH THE ESCROW AGENT PURSUANT TO THE ESCROW AGREEMENT AND MAY NOT BE OFFERED, EXCHANGED, TRANSFERRED, SOLD, ASSIGNED, PLEDGED, PARTICIPATED, HYPOTHECATED OR OTHERWISE DISPOSED OF (EACH A "TRANSFER") EXCEPT IN COMPLIANCE WITH THE TERMS OF THE ESCROW AGREEMENT.

THESE SECURITIES ARE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE ASSET PURCHASE AGREEMENT DATED OCTOBER __, 2014, BY AND AMONG CERTAIN AFFILIATES OF THE ISSUER AND CERTAIN OTHER PERSONS, WHICH RESTRICT THE RIGHT TO TRANSFER, SELL OR OTHERWISE DISPOSE OF THESE SECURITIES.  A COPY OF SUCH ASSET PURCHASE AGREEMENT IS AVAILABLE FOR REVIEW BY THE RECORD HOLDER OF THESE SECURITIES AT THE PRINCIPAL OFFICES OF THE ISSUER.

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

(e)           Seller's Cooperation with Respect to Financial Matters.  Seller will cooperate with any reasonable requests of Buyer or Vertex in connection with Parent's compliance with applicable Laws regarding the transactions hereunder, including (i) providing access to Seller's management upon reasonable prior notice during normal business hours to assist with Parent's SEC reporting obligations of the transactions hereunder, including, if applicable, the preparation by Parent of pro forma financial information under Regulation S-X, Form 8-K and the other rules and regulations of the SEC, addressing purchase accounting issues and preparation of any SEC waiver letters and (ii) allowing access to Seller's independent registered public accounting firm and discussing with such accounting firm its audit work on Seller's financial statements (including, to the extent required by such firm, consent to the release of their work papers to Vertex or its independent registered public accounting firm), and discussing with and obtaining from Seller's independent registered public accounting firm consents to fulfill Parent's reporting requirements, including financial statements and the notes thereto.

(f)           Removal of Securities Act Legends.  Certificates or other instruments evidencing the shares of Vertex Common Stock issued to Seller pursuant to this Agreement shall not be required to contain the third legend set forth above (the "Securities Act Legend") (i) following the sale of any shares pursuant to the plan of distribution of a registration statement covering the resale of such shares that is effective under the Securities Act and compliance with any applicable prospectus delivery requirements and all requirements of the Securities Act in connection therewith, and receipt by Parent or its legal counsel of reasonable and customary representations and warranties regarding the holder of such certificates and sales of such Vertex Common Stock to enable the preparation of a legal opinion relating to such sales, (ii) following any sale of such shares, subject to Seller providing Parent and its legal counsel customary confirmations, representations and warranties in connection with such sale (or where applicable, proposed sale) in order to enable Parent or its legal counsel to verify an exemption from registration pursuant to Rule 144 and to prepare an opinion regarding such sale pursuant to Rule 144, (iii) if such shares are eligible to be sold, assigned or transferred under Rule 144 without any limitation or the need to be in compliance with Rule 144(c)(1), (iv) in connection with a sale, assignment or other transfer (other than under Rule 144), provided that Seller provides Parent with an opinion of counsel to Seller, in a generally acceptable form, to the effect that such sale, assignment or transfer of the shares may be made without registration under the applicable requirements of the Securities Act or (v) if such legend is not required under applicable requirements of the Securities Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the SEC). If a legend is not required pursuant to the foregoing, Parent shall immediately but in no event later than five trading days following the delivery by Seller to Parent or Parent's transfer agent (with notice to Parent) of a legended certificate representing such shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, if applicable), together with any other deliveries from Seller as may be required by Parent or its counsel, as directed by Seller, either: (A) provided that the transfer agent is participating in the DTC Fast Automated Securities Transfer Program and such shares are Vertex Common Stock, credit a number of shares of Vertex Common Stock equal to the number of shares of Vertex Common Stock represented by the certificate so delivered by Seller to Seller's or its designee's balance account with DTC through its Deposit/Withdrawal Custodian system or (B) if the transfer agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver (via reputable overnight courier) to Seller a certificate representing such shares that is free from all restrictive and other legends, registered in the name of Seller or its designee (the date by which such credit is so required to be made to the balance account of Sellers or Seller's nominee with DTC or such certificate is required to be delivered to Investor pursuant to the foregoing is referred to herein as the "Required Delivery Date").

(g)           Assignment. Seller agrees that the Vertex Common Stock issuable hereunder to Seller has been issued in a transaction exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) and/or Regulation D thereof. As such, the Vertex Common Stock to be received by Seller hereunder may not be transferred, sold or assigned except pursuant to an effective registration statement or an exemption to the registration requirements of the Securities Act and applicable state laws (notwithstanding other contractual restrictions on transfers, sales and assignments set forth herein). If Seller can provide Parent and its legal counsel with reasonably satisfactory evidence and documentation, that an exemption from registration (under the Securities Act or otherwise) has been satisfied, Seller may assign the Vertex Common Stock issuable to Seller hereunder, in whole or in part, subject to applicable law and the other terms and conditions of this Agreement.

(h)           Cap on Shares of Vertex Common Stock.  Notwithstanding anything herein to the contrary, the maximum number of shares of Vertex Common Stock to be issued in connection with the Transactions or otherwise hereunder shall not (i) exceed 19.9% of the outstanding shares of Vertex Common Stock immediately prior to the date this Agreement is entered into among the Parties, (ii) exceed 19.9% of the combined voting power of the then outstanding voting securities of Vertex immediately prior to the date this Agreement is entered into among the Parties, in each of subsections (i) and (ii) before the issuance of the Vertex Common Stock hereunder as part of the Transactions, or (iii) otherwise exceed such number of shares of Vertex Common Stock that would violate applicable listing rules of the NASDAQ Stock Market in the event the Vertex stockholders do not approve the issuance of the Vertex Common Stock hereunder as part of the Transaction (the "Share Cap").  In the event the number of shares of Vertex Common Stock to be issued to Seller hereunder in connection with the Transactions, whether as part of the Contingent Payments or otherwise, exceeds the Share Cap, then Vertex shall instead pay any such additional consideration due Seller hereunder in cash or, if required, it shall otherwise first obtain the approval of the Vertex stockholders under applicable rules and requirements of the NASDAQ Capital Market prior to issuing such shares of Vertex Common Stock to Seller.

9.19         ERP System; Transition Services.

(a)           The Parties agree to work on a collaborative basis to achieve the migration of the ERP system of the Business from Seller to Buyer on a timely and cost-effective basis, with the understanding that any and all costs associated with the migration of the ERP system shall be borne solely by Buyer.

(b)           For a period of ninety (90) days following the Closing Date, Seller shall provide (and shall cause its Affiliates to provide, as applicable) Buyer (at no additional cost to Buyer), in a commercially reasonable manner, with the continued use of, and maintenance and hosting support services related to the continued use of, the ERP system of the Business during such period to enable Buyer to establish a new ERP system and to migrate from Seller's ERP system to such new system. Buyer shall use its reasonable best efforts to transition off of Seller's ERP system on to its system as promptly as practical after the Closing, but in any event within the ninety (90) day period referenced above.

9.20         Real Estate Matters.

(a)           Title Commitments.  Seller shall deliver to Buyer, no later than twenty (20) days prior to the Closing Date, a title commitment(s) issued by a title insurance company satisfactory to Buyer (the "Title Company") to insure Buyer's title to the Real Property (collectively, the "Title Commitments") and a copy of all available recorded documents referenced in the Title Commitments.  The Title Commitments shall include the Title Insurer's requirements for issuing its title policy, which requirements shall be met by Seller on or before the Closing Date. Seller shall correct to Buyer's reasonable satisfaction any condition of title not reasonably acceptable to Buyer ("Title Defects") on or before the Closing Date. Buyer shall provide a list of Title Defects to Seller not less than ten (10) days prior to the Closing Date.

(b)           At Closing, Seller shall have delivered to Buyer title insurance policies from the Title Company (which may be in the form of a mark-up or a pro forma of the Title Commitments) in accordance with the applicable Title Commitment, insuring Buyer's fee simple title to each parcel of Real Property, as of the Closing Date (including all recorded appurtenant easements, insured as separate legal parcels), with gap coverage from Seller through the Closing Date, subject only to Permitted Encumbrances, in such amount as Buyer reasonably determines in good faith to be the fair market value of such Real Property insured thereunder and which shall include such endorsements as may be reasonably required by Buyer in form and substance reasonably acceptable to Buyer, including but not limited to a non-imputation endorsement (to the effect that title defects known to the employees, officers, directors, and owners of Seller prior to the Closing shall not be deemed to be "facts known to the insured" (collectively, the "Title Policies").  Any and all costs associated with the issuance and delivery of the Title Policies (other than any endorsements) shall be paid by Seller.  Buyer shall pay the cost of any endorsements with respect to the Title Policies.

(c)           Survey.  Seller shall have delivered to Buyer, no later than fifteen (15) days prior to the Closing Date, a survey for each parcel of owned Real Property, with a survey date no earlier than January 1, 2014, prepared by a licensed surveyor in the jurisdiction where such owned Real Property is located, reasonably satisfactory to Buyer, and conforming to ALTA/ACSM Minimum Detail Requirements for Land Title Surveys, and such other standards as the Title Company and Buyer reasonably require as a condition to the removal of any survey exceptions from the applicable Title Policy, and certified to Buyer, Buyer's lender, and the Title Company, in a form and with a certification reasonably satisfactory to each of such parties (the "Survey").  Except for Permitted Encumbrances, the Surveys shall not have disclosed any encroachment from or onto any of the owned Real Property or any portion thereof or any other survey defect (i) that has not been cured or insured over to Buyer's reasonable satisfaction prior to the Closing or (ii) that Seller has not agreed to remedy or discharge in connection with the Closing.  Any and all costs associated with the issuance and delivery of the Surveys shall be paid solely by Seller without reimbursement by Buyer.

10.           Termination and Waiver.

10.01        Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing (it being agreed that the Party hereto terminating this Agreement pursuant to this Section 10.01 shall give prompt written notice of such termination to the other Party or Parties hereto):

(a)           by mutual written agreement of the Parties;

(b)           by either Vertex and Buyer, on the one hand, or Seller on the other hand, if the Closing shall have not been consummated by November 30, 2014, or such other date as the Parties shall agree upon in writing; provided, however, that Buyer and Vertex may not terminate this Agreement pursuant to this Section 10.01(b) if Buyer or Vertex are in material breach of this Agreement and such breach is the principal cause for the failure of the Closing to not have occurred by such date, and Seller may not terminate this Agreement pursuant to this Section 10.01(b) if Seller is in material breach of this Agreement and such breach is the principal cause for the failure of the Closing to not have occurred by such date; For the avoidance of doubt, in the event that either Buyer and Vertex on the one hand, or Seller on the other hand, terminates this Agreement under this Section 10.01(b), the Parties agree that solely for the purposes of Section 9.16 of this Agreement and the Consulting Agreement, such termination shall be deemed as a breach or default by Vertex;

(c)           by either Buyer and Vertex, on the one hand, or Seller, on the other hand, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any final, nonappealable Order or any Law, or refused to grant any required consent or approval, that has the effect of making the consummation of the transactions contemplated hereby illegal or that otherwise prohibits or materially limits the consummation of the transactions contemplated hereby;

(d)           by Buyer and Vertex, if (i) there has been a material violation, material breach or material failure to perform by Seller of any of its representations, warranties, covenants or agreements contained in this Agreement which, if capable of being cured, has not been cured within ten (10) days after written notice thereof to Seller or waived in writing by Vertex and Buyer or (ii) an event has occurred (other than a material breach of this Agreement by Vertex or Buyer) such that a condition to the obligations of Vertex and Buyer cannot be satisfied or is reasonably likely not to be capable of satisfaction, then Vertex and Buyer may, upon written notice to Seller at any time prior to the Closing during the period that such violation, breach or failure is continuing, terminate this Agreement with the effects set forth in Section 10.02; or

(e)           by Seller if (i) there has been a material violation, material breach or material failure to perform by Vertex and/or Buyer of any of their respective representations, warranties, covenants or agreements contained in this Agreement which, if capable of being cured, has not been cured within ten (10) days after written notice thereof to Vertex and/or Buyer or waived in writing by Seller or (ii) an event has occurred (other than a material breach of this Agreement by Seller) such that a condition to the obligations of Seller cannot be satisfied or is reasonably likely not to be capable of satisfaction, then Seller may, upon written notice to Vertex and/or Buyer at any time prior to the applicable Closing during the period that such violation, breach or failure is continuing, terminate this Agreement with the effects set forth in Section 10.02.

10.02       Notice of Termination; Effect of Termination.

(a)           Termination of this Agreement pursuant to Section 10.01 shall not in any way affect the rights of any Party against any other Party that has violated or breached any of such Party's representations, warranties or covenants of this Agreement prior to termination hereof.  If Vertex or Buyer is the breaching party, then Vertex and Buyer shall indemnify Seller and its Affiliates for all Losses arising out of such breach. If Seller is the breaching party, then Seller shall indemnify Buyer and its Affiliates for all Losses arising out of such breach.  Subject to the foregoing, the Parties' payment obligations under Section 9.17(a) shall survive the termination of this Agreement.

(b)           Any proper and valid termination of this Agreement pursuant to Section 10.01 shall be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.  In the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall be of no further force or effect and no Party (or any partner, owner, director, officer, employee, affiliate, agent or other representative of such Party) shall have any Liability to any other Party hereto, as applicable, except (a) as otherwise provided by the terms of this Section 10.02 and Section 12, all of which shall survive the termination of this Agreement, and (b) subject to the terms of Section 10.02(a), nothing herein shall relieve any Party or Parties hereto, as applicable, from Liability for any willful breach of, fraud or intentional misrepresentation in connection with, this Agreement.

10.03       Extension; Waiver.  At any time and from time to time prior to the Closing, any Party or Parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein.  Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

11.           Indemnification.

11.01        Indemnification by Vertex and Buyer.  Notwithstanding the Closing, and regardless of any investigation made at any time by or on behalf of Seller or any information Seller may have, subject to the limitations and conditions set forth in this Section 11, Vertex and Buyer hereby jointly and severally covenant and agree to indemnify, defend and hold harmless Seller, and each of its successors, assigns, Affiliates, directors, officers, employees, owners and agents (Seller and such other Persons, collectively, the "Seller Indemnified Parties") from, against and in respect of any Losses suffered, sustained, paid or incurred by the Seller Indemnified Parties, directly or indirectly, arising out of, resulting from, in connection with or relating to:

(a)           any inaccuracy in or breach of any representation or warranty of Vertex and/or Buyer contained in or made pursuant to this Agreement, whether or not the Seller Indemnified Parties relied thereon or had knowledge thereof, including in any schedules, certificates and documents delivered pursuant hereto;

(b)           any breach by or failure of Vertex and/or Buyer to duly perform or observe any term, provision, covenant or agreement to be performed or observed by Vertex and/or Buyer contained in or made pursuant to this Agreement or any document contemplated by this Agreement;

(c)           any failure by Buyer to perform or pay when due the Assumed Liabilities;

(d)           any Transaction Expenses incurred or payable by Buyer; and/or

(e)            any brokerage or finders' fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any Person with Vertex and/or Buyer (or any Person acting on its behalf) in connection with the transactions contemplated hereby.

11.02        Indemnification by Seller.  Notwithstanding the Closing, and regardless of any investigation made at any time by or on behalf of Vertex or Buyer or any information or knowledge Vertex or Buyer may have, subject to the limitations and conditions set forth in this Section 11, Seller  hereby  covenants and agrees to indemnify, defend and hold harmless Vertex, Buyer and each of their subsidiaries, assignees, owners, Affiliates, officers, directors, employees, agents, successors and assigns (Vertex, Buyer and such other Persons, collectively, the "Buyer Indemnified Parties") from, against and in respect of any Losses suffered, sustained, paid or incurred by the Buyer Indemnified Parties, directly or indirectly, arising out of, resulting from, in connection with or relating to:

(a)           any inaccuracy in or breach of any representation or warranty of Seller contained in or made pursuant to this Agreement, whether or not the Buyer Indemnified Parties relied thereon or had knowledge thereof, including in any schedules, certificates and documents delivered pursuant hereto;

(b)           any failure of Seller  to duly perform or observe any term, provision, covenant or agreement to be performed or observed by Seller contained in or made pursuant to this Agreement or any document contemplated by this Agreement;

(c)           any and all Liabilities or obligations of Seller other than the Assumed Liabilities (including any Excluded Liabilities, any Liabilities or Claims (other than to the extent an Assumed Liability) arising in connection with Seller's operation of the Business before the Closing and any and all Liabilities related to the Excluded Assets);

(d)           any and all Liabilities related to any Environmental Conditions arising in connection with Seller's operation of the Business and/or ownership of, or tenancy in, the Real Property, before the Closing;

(e)           any Transaction Expenses incurred or payable by Seller;

(f)           any Debt of the Seller (or their Affiliates) paid by Buyer after the Closing in excess of the amount included as an Assumed Liability; and/or

(g)           to the extent not covered by insurance or in excess of any insurance proceeds or payments received by or assigned to Buyer, any Liabilities (including any deductibles or co-insurance payments) or Claims related to the Facility Claim, including, without limitation, Claims for violation of applicable Laws, property damage Claims, personal injury Claims and all costs and expenses (or other Losses) incurred by Buyer to fully restore such facility to its normal state of operations to the extent required to comply with applicable Laws and Permits or to the extent required to bring such facility and its operations into a condition that enables Buyer to operate the facility consistent with Seller's past practices.

11.03        Procedures.

(a)           Claims Among the Parties. Following the discovery of any facts or conditions which could reasonably be expected to give rise to a Claim for Losses hereunder, the Party seeking indemnification under this Agreement (the "Indemnified Party") shall, within thirty (30) days thereafter, provide written notice (the "Claim Notice") to the Party from whom indemnification is sought (the "Indemnifying Party"), specifying the factual basis of the Claim in reasonable detail to the extent then known by the Indemnified Party; provided, however, that the failure to give such notice in such time period shall not relieve the Indemnifying Party of its obligations hereunder except to the extent the Indemnifying Party is materially adversely affected thereby, and then only to the extent of such material adverse effect.

(b)           Third Party Claims. The following provisions shall apply to any Claim for Losses subject to indemnification under this Agreement that is a Proceeding filed or instituted by, or the making of any Claim or demand by, any third party, including any Governmental Authority (a "Third Party Claim"):

(i)           The Indemnified Party or Parties shall give the Indemnifying Party or Parties prompt written notice of the Third Party Claim (the "Third Party Claim Notice"), specifying the factual basis of the Third Party Claim in reasonable detail to the extent then known by the Indemnified Party.  Failure to promptly give the Third Party Claim Notice shall not affect the Indemnifying Party's duties or obligations under this Section 11, to the extent it does not materially adversely affect the Indemnifying Party's ability to defend such Claim, and then only to the extent of such adverse effect.

(ii)           Within 30 days after the Third Party Claim Notice is received from the Indemnified Party, or such shorter period as is required to avoid prejudice in any Claim, suit or Proceeding, the Indemnifying Party shall have the right to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party.  If the Indemnifying Party has assumed the defense of the Third Party Claim as provided herein, the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense of the Third Party Claim; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim, the Indemnified Party may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs and expenses actually paid or incurred in connection with such defense.  The Indemnifying Party or the Indemnified Party, as the case may be, has the right to participate in (but not control), at its own expense, the defense of any Third Party Claim which the other is defending as provided herein.  The Indemnifying Party, if it has assumed the defense of any Third Party Claim, must conduct the defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights and may not, without the prior written consent of the Indemnified Party, consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim that (i) does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party a complete release from all Liability in respect of such Third Party Claim, (ii) grants any injunctive or equitable relief or (iii) may reasonably be expected to have an adverse effect on the business of the Indemnified Party.

(c)           Defense of Claim. Unless and until the Indemnifying Party assumes the defense of the Third Party Claim as provided in Section 11.03(b) above, the Indemnified Party may defend against the Third Party Claim in any manner it deems reasonably appropriate, and any reasonable costs or expenses incurred by the Indemnified Party in connection with such defense shall constitute Losses which are the responsibility of the Indemnifying Party.

(d)           Conflicts. Notwithstanding anything to the contrary in this Section 11, if (i) there is a reasonable probability that any Third Party Claim may adversely affect the Indemnified Party other than as a result of money damages or other money payments, (ii) the Third Party Claim seeks an injunction or other equitable relief against the Indemnified Party, or (iii) with respect to Claims for Losses hereunder by a Buyer Indemnified Party, if any Third Party Claim is reasonably likely to [a] result in an amount of Claims for Losses hereunder involving money damages or other money payments in an aggregate amount that exceeds the Escrow Amount then held in the Escrow Account, or [b] is asserted directly or on behalf of a Person that is a supplier or customer of the Business, then the Indemnified Party (and not the Indemnifying Party) shall have the right to undertake and control the defense, compromise and/or settlement of such Third Party Claim so long as it does so actively and in good faith and the Indemnifying Party shall not settle or compromise, or consent to the entry of judgment with respect to, any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned).  In such circumstances, if the Indemnified Party undertakes and controls the defense of the Third Party Claim, it shall not compromise or settle, or consent to the entry of a judgment with respect to, the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned).

11.04        Payment.  The Indemnifying Party shall promptly pay (or through application of the Indemnified Party's offset right pursuant to Section 11.08, if applicable, or cause the Escrow Agent to pay in connection with a Claim for Losses hereunder by a Buyer Indemnified Party that is to be satisfied from the Escrow Account) the Indemnified Party any amount finally determined to be due under this Section 11.  Upon final judgment, determination, settlement or compromise of any Third Party Claim, the Indemnifying Party shall pay (or through application of the Indemnified Party's offset right pursuant to Section 11.08, if applicable, or cause the Escrow Agent to pay in connection with a Claim for Losses hereunder by a Buyer Indemnified Party that is to be satisfied from the Escrow Account) promptly on behalf of the Indemnified Party, and/or to the Indemnified Party in reimbursement of any amount theretofore required to be paid by it, the amount so determined by final judgment, determination, settlement or compromise and all other Losses of the Indemnified Party with respect thereto, unless, in the case of a judgment, an appeal is made from the judgment, in each case subject to the limitations and conditions contained in this Section 11.

11.05        Limitations on Indemnification.  Except in the case of fraud or an intentional misrepresentation, as to which Claims may be brought without limitation as to time or amount:

(a)           Survival Period. No claim or action shall be brought under Section 11.01(a) or 11.02(a), as the case may be, for breach of or inaccuracy in a representation or warranty after the date which is twenty-four (24) months after the Closing Date.  Notwithstanding the foregoing or any other provision of this Agreement:

(i)           A claim or action brought for breach of or inaccuracy in any representation or warranty made in or pursuant to Section 7.01 (Organization and Qualification), Section 7.02 (Authorization of Agreement; Validity of Agreement; Necessary Action), Section 7.03 (No Conflict; Required Consents and Filings), Section 7.11(a) (Title to Assets), Section 7.14 (Taxes), Section 7.22 (Brokerage and Finders' Fees), Section 8.01 (Organization, Good Standing and Qualification), Section 8.02 (Capital Structure), Section 8.03 (Corporate or Limited Liability Company Authority) and/or Section 8.06 (Brokers and Finders' Fees) (collectively, the "Fundamental Representations"), may be brought until the date that is 30 days after the expiration of all applicable statutes of limitation under applicable Laws related thereto (including extensions or waivers thereof).

(ii)           Any claim or action made by an Indemnified Party by providing the Indemnifying Party with written notice of an alleged breach of or inaccuracy in a representation or warranty prior to the expiration of the survival period for such claim or action, if any, shall be preserved despite the subsequent expiration of such survival period.

(b)           Basket. Except with respect to claims for breaches of or inaccuracies in the Fundamental Representations (as to which the limitations in this Section 11.05(b) shall not apply), the Indemnified Parties shall not be entitled to indemnification under Section 11.01(a) or 11.02(a), as applicable, for breaches of or inaccuracies in representations and/or warranties unless the aggregate amount of all indemnification obligations under Section 11.01(a) or 11.02(a), as applicable, for breaches of or inaccuracies in representations and/or warranties (but for this Section 11.05(b)) exceeds One Hundred Sixty Thousand and 00/100 Dollars ($160,000.00) (the "Basket"); provided, however, if such aggregate Losses exceed the Basket, indemnification for all Losses incurred shall be fully payable without any deductible.  By way of clarification, for purposes of the limitations to indemnification in this Section 11.05(b), the Indemnifying Party shall collectively mean Seller and its successors and assigns, on the one hand, or Buyer and Vertex and their successors and assigns, on the other hand, and the application of the Basket (and whether it is met) shall be done separately with respect to Seller and its successors and assigns, on the one hand, or Vertex and Buyer and their successors and assigns, on the other hand.

(c)           Cap.  Except with respect to claims for breaches of or inaccuracies in the Fundamental Representations, or any claim pursuant to Section 11.01(b), (c) or (d) or Section 11.02(b), (c), (e), (f) or (g) (as to which the limitations in this Section 11.05(c) shall not apply), the aggregate amount of all Losses paid by an Indemnifying Party under this Section 11 shall not exceed Four  Million and 00/100 Dollars ($4,000,000.00) (the "Cap").

(d)           Other Limits. No Indemnified Party shall be entitled to indemnification hereunder for any Loss in respect of any Claim to the extent that (i) such Loss would not have arisen but for the enactment of any legislation not in effect on the date hereof or on the applicable Closing Date or any change of any law or administrative practice of any governmental agency after the applicable Closing Date or any change in any generally accepted accounting principles after the applicable Closing Date, including in each case any legislation or change which takes effect retrospectively, (ii) such Loss has arisen as a result of any act or omission by the Party seeking indemnification on or after the applicable Closing Date (including without limitation resulting from any change in accounting principles, practices or methodologies) and to the extent of any Loss arising from any breach by the Party seeking indemnification of its obligations under this Agreement (provided such party's breach is a principal cause or principal contributing factor to such party's Losses related thereto), and (iii) such Loss is offset by a corresponding gain accruing after the applicable Closing Date, directly or indirectly, to the benefit of the Party seeking indemnification, as a direct result of the act, matter, omission or circumstance giving rise to such Loss.

(e)           Collateral Sources.  The amount of any indemnity obligation of any Indemnifying Party to the Indemnified Parties provided in this Agreement shall be computed net of any insurance proceeds actually received by an Indemnified Party (net of any deductible amounts, increases in premiums and costs and expenses incurred with respect to such insurance claims) in connection with or as a result of any Claim giving rise to an indemnification Claim hereunder.  If the indemnity amount is paid to the Indemnified Parties by any Indemnifying Party prior to the Indemnified Party's actual receipt of insurance proceeds related thereto, the Indemnified Party shall, if permissible by the terms of the applicable policy, assign its right to such insurance and allow the Indemnifying Party to pursue collection of such insurance proceeds or, if such payment has been made by any of the Indemnifying Parties, and an Indemnified Party subsequently receives such insurance proceeds, then the Indemnified Party shall promptly pay to or at the direction of the Indemnifying Party the amount of such insurance proceeds subsequently received (net of all related costs, expenses and other Losses), but not more, in the aggregate, than the indemnity amount paid by the Indemnifying Party.  Notwithstanding the foregoing, no Indemnified Party shall be required to (i) pursue such insurance prior to seeking indemnification under this Section 11 or (ii) commence litigation to recover proceeds under such insurance policies if it is unreasonable do so.

11.06        Materiality.  Solely for purposes of calculating Losses under this Section 11 (and not as to the determination of whether or not there has been a breach), any breach of any representation or warranty shall be determined without regard to any materiality, material adverse effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

11.07        Treatment of Indemnification Payments.  Any payment made hereunder in respect of an indemnification obligation shall be treated by the Parties as an adjustment to the Purchase Price to the extent permitted under applicable Law.

11.08        Offset.  Subject to the procedures set forth in this Section 11.08, the Buyer Indemnified Parties shall be entitled to offset against any payments due Seller (including in connection with the post-Closing Purchase Price adjustment procedure set forth in Section 5.02, in connection with any Contingent Payment or in connection with any other amounts due Seller or its Affiliates hereunder), any amounts due the Buyer Indemnified Parties pursuant to Seller's obligation under the post-Closing Purchase Price adjustment procedure set forth in Section 5.02 or pursuant to Seller's obligation to indemnify the Buyer Indemnified Parties under Section 11.02 above and such offset amounts shall be deemed a payment against such obligations and shall not trigger a default under this Agreement.  Buyer shall provide Seller a written notice of its intent to offset any payments due Seller specifying in reasonable detail the basis for the offset and Buyer's calculation of the amount of such offset (the "Offset Notice"), which may be part of a Claim Notice or a Third Party Claim Notice.  If Seller disputes Buyer's exercise of its offset right, then Seller shall furnish Buyer an objection notice within 15 days of Seller's receipt of the Offset Notice specifying in reasonable detail the basis for any such dispute.  If Seller does not deliver the dispute notice to Buyer's exercise of its offset right within such 15 day period, then Buyer shall be entitled to offset against any payments due Seller, the amounts so specified in the Offset Notice. Any disputed items stemming from Buyer's submittal of the Buyer Offset Notice shall be resolved in accordance with the procedures set forth in Section 12.06.  No amounts otherwise due and payable to Seller need be paid after the Offset Notice is given until such time as the dispute is resolved; provided, however, Buyer shall not be entitled to withhold payment of amounts in excess of the disputed amount.  No default shall be deemed to have occurred after the Offset Notice is given until the dispute is resolved.

12.           Miscellaneous.

12.01        Disclosure Schedules. Seller has prepared the schedules attached to this Agreement (individually, a "Schedule" and collectively, the "Disclosure Schedule") and delivered them to Buyer on the date hereof.  The Disclosure Schedule shall qualify the representations and warranties set forth in this Agreement and/or set forth other information required by this Agreement but shall not otherwise vary, change or alter the language of the representations and warranties contained in this Agreement. Any fact or item disclosed on any Schedule of the Disclosure Schedule shall be deemed to be disclosed on all Schedules of the Disclosure Schedule to which an appropriate cross reference is made or in all other Schedules where it is reasonably apparent on its face that such disclosure applies to such other Schedules of the Disclosure Schedule.

12.02        Amendment and Severability. This Agreement may be amended only by a written agreement of the Parties.  If any provision, clause or part of this Agreement or the application thereof under certain circumstances, is held invalid, the remainder of such provision and this Agreement, or the application of each provision, clause or part under other circumstances, shall not be affected thereby.

12.03        Waiver.  The failure of Buyer and Vertex, on the one hand, or Seller on the other hand, to insist, in any one or more instances, upon performance of any of the terms or conditions of this Agreement, shall not be construed as a waiver or relinquishment of any rights granted hereunder or the future performance of any such term, covenant or condition.

12.04        Notices.  All notices, requests, demands and other communications under this Agreement shall be given in writing and shall be personally delivered; sent by facsimile or e-mail transmission; or sent by registered or certified U.S. mail, return receipt requested and postage prepaid; or by private overnight mail courier service, as follows:

(a)           If to Vertex or Buyer, to:

Vertex Energy, Inc.

1331 Gemini Street, Suite 250

Houston, TX 77058

Attention:  Benjamin P. Cowart, Chief Executive Officer

Facsimile:  (281) 486-0217

E-mail: benc@vertexenergy.com

with a copy to (which shall not constitute notice), to:

Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, WI 53202
Attention:  Timothy P. Reardon, Esq.
Facsimile:  414-298-8097
E-mail: treardon@reinhartlaw.com

(b)           If to Seller  to:

Heartland Group Holdings, LLC
c/o Warren Distribution, Inc.
727 South 13th Street

Omaha, NE 68102

Attention: Chuck Downey, President

Facsimile: (877) 331-1737

E-mail: cdowney@wd-wpp.com

with a copy to (which shall not constitute notice), to:

Kutak Rock, LLP

1650 Farnam Street

Omaha, NE 68102

Attention: Joseph O. Kavan, Esq.

Facsimile: (402) 346-1148

E-mail: joseph.kavan@kutakrock.com

or to such other person or address as any Party shall have specified by notice in writing to the other Parties.  If personally delivered, such communication shall be deemed delivered upon actual receipt; if sent by facsimile or e-mail transmission, such communication shall be deemed delivered the day of the transmission or, if the transmission is not made on a Business Day before 5:00 p.m. (Central Time) at the place of receipt, the first Business Day after transmission (and sender shall bear the burden of proof of delivery); if sent by U.S. mail, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal; and if sent by overnight courier, such communication shall be deemed delivered upon receipt.

12.05        Benefit.  This Agreement shall be binding upon and inure to the benefit and burden of and shall be enforceable by the Parties, and their successors and permitted assigns.  Notwithstanding the foregoing, (a) the lenders providing financing to Vertex and Buyer are beneficiaries of any liability cap or limitation on damages contained in this Agreement that are for the benefit of Vertex or Buyer and (b) such lenders are express third party beneficiaries of Section 12.06(d) of this Agreement. Except for assignment to Affiliates, this Agreement may not be assigned by any Party without the written consent of the other Parties.  Notwithstanding the immediately preceding sentence, without the prior written consent of any Party, Vertex or Buyer may at any time, in its sole discretion, assign, in whole or in part, its rights under this Agreement for collateral security purposes to any lender providing financing to Vertex, Buyer or any of their Affiliates.

12.06        Dispute Resolution.  This Agreement shall be governed by the laws of the State of New York and the Federal laws of the United States without giving effect to any rule or provision thereof which would cause the application of the law of any other state.

(a)           Process.  If a dispute arises in connection with this Agreement (other than in the event of fraud or an intentional misrepresentation or as provided in Sections 5.02 and 5.04) (a "Dispute"), the Parties shall follow the procedures specified in this Section 12.06; provided, however, nothing contained herein shall limit a Party's right to seek, in accordance with the terms of this Agreement, a decree of specific performance or to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

(b)           Mandatory Negotiations.  The Parties shall promptly attempt to resolve any Dispute by negotiations between Buyer and Seller (or their Affiliates).  Either Buyer or Seller may give the other party written notice of any Dispute not resolved in the normal course of business.  Representatives of Buyer (who may include the CEO or the CFO of Parent) and Seller (who may include the Chairman of Seller) shall meet at a mutually acceptable time and place within 30 calendar days after delivery of such notice, and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the Dispute.  If a negotiator intends to be accompanied at a meeting by legal counsel, the other negotiator shall be given at least three Business Days prior notice of such intention and may also be accompanied by legal counsel.  If the Dispute has not been resolved by these Persons within 60 calendar days of the disputing party's notice, either Buyer or Seller may initiate binding arbitration as provided in Section 12.06(c) below.

(c)           Arbitration.  If the Dispute is not resolved by negotiations pursuant to Section 12.06(b), all Disputes shall be determined by binding arbitration in Chicago, Illinois in accordance with the commercial rules of the American Arbitration Association ("AAA") then in effect unless the parties mutually agree in writing to waive this provision.  This Agreement to arbitrate shall be specifically enforceable under the prevailing arbitration law.  Notice of the demand for arbitration shall be filed in writing with the other Party or Parties to this Agreement and with the AAA in Chicago, Illinois. The demand shall be made within a reasonable time after the Claim, dispute or other matter in question has arisen.  In no event shall the demand for arbitration be made after the date when an institution of legal or equitable proceedings based upon such claim, dispute or other matter in question would be barred by this Agreement or the applicable statute of limitations. The arbitration shall be before three arbitrators, one chosen by each of Buyer and Seller and the third independent arbitrator chosen jointly by the other two arbitrators, who shall interpret this Agreement in accordance with the internal Laws of the State of New York without reference to any law thereof that would cause the application of the law of any other state.  The arbitrators shall each be a lawyer neutral as to each Party who is experienced in commercial and business affairs. The Parties agree that a final arbitration hearing shall be held within six (6) months of the date of the Notice of the demand for arbitration and agree to request a written award from the arbitrators be issued within two (2) weeks from the conclusion of the arbitration hearing.  The award rendered by the arbitrator shall be final and binding and any judgment may be entered upon it in accordance with the applicable law in any court having jurisdiction thereof.

(d)           Notwithstanding anything to the contrary contained herein, each party hereto hereby irrevocably agrees (i) that any dispute, claim or controversy of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving the lenders providing financing to Vertex and Buyer or any of their respective affiliates arising out of or relating to the transactions contemplated hereby shall be subject to the exclusive jurisdiction of any state or federal court sitting in the City of New York and (ii) to waive any right to trial by jury in respect of any such dispute, claim or controversy.

12.07        Waiver of Jury Trial.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.08        Counterparts.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in one or more counterparts, all of which shall constitute one and the same instrument.  Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail (any such delivery, an "Electronic Delivery") shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  At the request of any Party, each other Party shall re-execute the original form of this Agreement and deliver such form to all other Parties.  No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

12.09        Entire Agreement.  This Agreement (including the Schedules and Exhibits referred to herein which are hereby incorporated by reference), the Consulting Agreement and the other agreements executed simultaneously herewith constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, and negotiations, written and oral, among the Parties with respect to the subject matter of this Agreement (including any letter of intent entered into among the Parties).  Except as explicitly set forth herein, neither this Agreement nor any provision hereof is meant to confer upon any person other than the parties hereto any rights or remedies hereunder.

12.10        Post-Closing Matters.  Each Party shall execute such documents, and perform such other actions, as any other Party may reasonably request after the applicable Closing to further consummate the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have caused this Asset Purchase Agreement to be executed effective as of the day, month and year first above written.

SELLER:		Solely and exclusively with respect to representations and warranties made in Sections 7.01 and 7.02 of this Agreement and for purposes of Section 9.16(a)(ii) of this Agreement:

HEARTLAND GROUP HOLDINGS, LLC

By:	/s/ Robert N. Schlott
	Robert N. Schlott, Chairman	WARREN DISTRIBUTION, INC.

		By:	/s/ Charles P. Downey
Charles P. Downey, President

BUYER:		VERTEX:

VERTEX REFINING OH, LLC		VERTEX ENERGY OPERATING, LLC

By:	/s/ Benjamin P. Cowart	By:	/s/ Benjamin P. Cowart
	Benjamin P. Cowart, President and CEO		Benjamin P. Cowart, President and CEO

PARENT:

VERTEX ENERGY, INC.

By:	/s/ Benjamin P. Cowart
Benjamin P. Cowart, President and CEO

[Signature Page to Asset Purchase Agreement]